Annual Report

and

Consolidated Financial Statements

for

Oatly Group AB (publ)

559081-1989

Financial year

2023

The Board of Directors and Chief Executive Officer (“CEO”) of Oatly Group AB (publ) (“Oatly”, the “Parent Company” or the “Company”, and together with its subsidiaries, the “Group”) hereby present the annual report and consolidated financial statements for the 2023 financial year (the “Annual Report”).

The consolidated financial statements have been prepared in U.S. dollars (“USD” or “$”), and all amounts are in thousands of U.S. dollars (TUSD) unless otherwise specified. The Annual Report for the Parent Company has been prepared in Swedish kronor (“SEK”), and all amounts are in thousands of Swedish kronor (TSEK) unless otherwise specified.

Administration report

Information regarding the operations

Oatly handles the administration of the Group and its financing. The major operations in the Group take place in underlying companies, primarily in Oatly AB. Oatly AB is an innovative company operating within sustainable nutritional health. The Company develops, produces and sells oat-based dairy substitute products, primarily under its own brand, Oatly.

The Company’s registered office is in Malmö, Sweden.

Ownership

Nativus Company Limited owns 45.7% of the Company’s ordinary shares. None of the remaining shareholders own more than 10%. Oatly is listed on the Nasdaq Global Select Market, US.

Significant events during the financial year

Revenue increased by $61.1 million, or 8.5%, to $783.3 million for the year ended December 31, 2023, net of sales discounts, rebates and trade promotions, from $722.2 million for the year ended December 31, 2022, This revenue growth was mainly driven by price increases implemented in EMEA primarily during the first quarter of 2023 and the Americas in the third quarter of 2022, in addition to continued volume growth for our products in EMEA and Americas, respectively. The revenue was negatively impacted by expected declines in the Asia segment due to the decision to refocus into the foodservice channel, resulting in discontinuation of certain lower-margin products and customers across the retail and e-commerce channels. Excluding a foreign currency exchange headwind of $1.6 million, revenue for the twelve months ended December 31, 2023 would have been $785.0 million, or an increase of 8.7%, using constant exchange rates (refer to Non-IFRS Financial Measures section below for tables reconciling revenue as reported to revenue on a constant currency basis). Sold finished goods volume for the twelve months ended December 31, 2023 amounted to 518 million liters compared to 502 million liters for the prior year period, an increase of 3.2%. The produced finished goods volume for the twelve months ended December 31, 2023 amounted to 506 million liters compared to 518 million liters for the same period last year, a decrease of 2.3%.

Oatly continues to execute on its strategic priorities focused on achieving profitable growth. These actions are aimed at setting clear priorities for the teams, reducing complexity to increase organizational agility, executing a more asset-light supply chain strategy.

In executing these actions, the company simplified its organizational structure. The Company reviewed the organizational structure to adjust the fixed cost base globally, including employee-related costs, professional services, and other related costs. Oatly has recorded restructuring costs of $14.8 million in 2023 related to these actions (2022: $4.4 million).

As a result of the strategic actions and restructuring activities during the year, average employee headcount has decreased compared to the prior year, from 1,880 employees as of December 31, 2022, to 1,775 employees as of December 31, 2023. The number of consultants increased from 402 consultants as of December 31, 2022 to 452 consultants as of December 31, 2023.

Oatly currently operate six manufacturing facilities, with two in the United States, one in Sweden, one in the Netherlands, one in China, and one in Singapore. Oatly also has one manufacturing facility in China that is currently under construction, although the Company is evaluating this facility as part of the shift to an asset-light business-model.

On March 1, 2023, Oatly consummated the transactions contemplated by a long-term strategic partnership agreement with Ya YA Foods USA LLC, a Delaware limited liability company (“YYF”), entered into on December 30, 2022 to enable our Ogden, Utah facility (the “Ogden Facility”) to be converted to a hybrid manufacturing model. As part of the agreement, YYF acquired a majority of the assets (including mixing and filling equipment) used in the operation and assumed the property lease at Oatly’s production facility in Ogden and responsibility for the completion of construction of the production facility and the lease in Fort Worth. Oatly retained full ownership and operation of proprietary oat base production lines in each facility. For further discussion on the YYF Transaction, see Note 35 Non-current assets held for sale.

During the fourth quarter 2023, Oatly decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities. The Company currently estimate these restructuring and other exit costs to result in no more than $20 million of net cash outflows over the next two fiscal years, after taking into consideration anticipated proceeds from selling certain equipment.

Since the Company’s inception, the operations have been financed primarily through cash generated by the issuance of equity and Convertible Notes (as defined below), and from borrowings under the Company’s credit facilities. The primary requirements for liquidity and capital are to finance working capital, make capital expenditures, invest in organizational capabilities to support profitable growth and for general corporate purposes. The Company is using this combination of financing to fund its business. The Company expects its net capital expenditures for 2024 to be below $75 million, related primarily to investments in its production facilities. The amount and allocation of the future capital expenditures depend on several factors, and the Company’s strategic investment priorities may change. The recent decision to discontinue construction at certain production facilities has impacted the Company’s projected capital expenditures. The Company believe that its sources of liquidity and capital will be sufficient to meet the existing business needs for at least the next 12 months.

On January 25, 2023, a consent letter was entered into in connection with the Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) pursuant to which the lenders under the SRCF Agreement agreed that the YYF Transaction (as defined below) shall constitute a permitted disposal for the purposes of the SRCF Agreement.

On March 1, 2023, the Company and its wholly owned subsidiary, Oatly US Operations & Supply Inc., completed the sale of its Ogden Facility and the manufacturing facility being constructed in Dallas-Fort Worth, Texas (the “DFW Facility” and, together with the Ogden Facility, the “Facilities”) to YYF in connection with the establishment of a strategic manufacturing alliance with YYF, pursuant to the terms of that certain asset purchase agreement (the “Asset Purchase Agreement”) with YYF and its parent company Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), dated December 30, 2022 (collectively, the “YYF Transaction”). Pursuant to the terms and conditions of the Asset Purchase Agreement, YYF acquired a majority of the assets that are used in the operation of the Facilities and assumed the Company’s obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company continues to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company continues to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. In connection with the YYF Transaction, YYF and the Company also have entered into a contract manufacturing agreement pursuant to which YYF will manufacture certain finished products for the Company, using oat base supplied by Oatly (the “Co-Pack Agreement”).

As consideration for the YYF Transaction, the Company received an aggregate purchase price of approximately $102.6 million. Of this aggregate purchase price, $86.5 million is attributable to the Ogden Facility, of which (a) $72.0 million was paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company, and (b) $14.5 million is in the form of a credit toward future use of shared assets at the Ogden Facility. The remaining $16.1 million of the aggregate purchase price is attributable to the DFW Facility, of which (a) $13.6 million is a credit toward future capital expenditures associated with completion of oat base capacity at the DFW Facility, and (b) $2.5 million is in the form of a credit toward future use of shared assets at the DFW Facility. As part of the consideration for the YYF Transaction, the Buyer Parent issued a promissory note for $20 million to the Company due May 1, 2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

On March 6, 2023, the Company held an extraordinary general meeting at its headquarters in Malmö, Sweden. The extraordinary general meeting resolved to revoke the previously given authorization and to authorize the Board of Directors, on one or more occasions during the period until the next annual general meeting, to resolve on new issue of shares, warrants and/or convertible bonds, corresponding to, in total, an amount of maximum $300 million at the time of the issuances. The new issue of shares, warrants and/or convertible bonds was permitted to be performed with or without deviation from the shareholders’ preferential rights.

Further, the extraordinary general meeting resolved to amend the articles of association, subsequently, the limits in the Company’s articles of association regarding share capital and number of shares increased to a maximum of SEK 3,400,000 and 2,000,000,000, respectively.

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes”

and, together with the U.S. Notes, the “Original Convertible Notes”). The Original Convertible Notes were issued in two tranches that have substantially identical economic terms. Certain of the Company’s existing shareholders, Nativus Company Limited,Verlinvest S.A. and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%. The Original Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023.

The Original Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per ordinary share or per American depositary share (“ADS”), subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 23, 2025 if the average of the daily volume- weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. The Company may require conversion of the U.S. Notes and the Swedish Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of their conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes and the Swedish Notes, respectively. The Original Convertible Notes benefit from the same covenants limiting incurrence of financial indebtedness by the Group as are contained in the TLB Credit Agreement (as defined below).

On April 18, 2023, we entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly instalments. Borrowings carry an interest rate of Term SOFR plus 7.5% or Base Rate plus 6.5%. Under the TLB Credit Agreement, we are subject to ongoing covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from material companies in the Group as the EIF Facility (as defined below) and the SRCF Agreement by way of the Intercreditor Agreement (as defined below).

On April 18, 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of December 31, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement. As of December 31, 2022, the Group had utilized loan amounts under the previous SRCF agreement of SEK 507 million (equivalent of $48.6 million), including accrued interest.

On April 18, 2023, we entered into an Intercreditor Agreement (the “Intercreditor Agreement”) with, amongst others J.P. Morgan SE, as Senior Secured Term Facilities Agent, Wilmington Trust (London) Limited as Senior Secured Revolving Facilities Agent, Wilmington Trust (London) Limited as Common Security Agent and U.S. Bank Trust Company, National Association as trustee in respect of certain Convertible Senior PIK Notes. The Intercreditor Agreement includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups.

On May 9, 2023, the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in convertible notes (the “HH Notes” and, together with the Original Convertible Notes, the “Convertible Notes”), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes except (i) that the HH Notes are convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. The conversion price of the HH Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.89 on March 23, 2024 and $1.41 on March 23, 2025. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest S.A., agreed to sell and Hillhouse agreed to purchase from Verlinvest S.A. $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement

Parent company

Customary group management functions and group wide services are provided via the Parent Company. Net revenues for the Parent Company during the year were 17.4 (341.5) MSEK with loss before tax amounting to 8 976.1 MSEK in 2023, and profit before tax amounting to 2 079.7 MSEK in 2022.

Significant events after the end of the financial year

Effective as of January 1, 2024 the Company has made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change the Greater China business will be managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, will be managed together with the current EMEA business, which is now identified as Europe & International. Following these changes the new operating segments are (i) Europe & International, (ii) North America and (iii) Greater China. In addition to the above-described changes, a majority of the research and development expenses, currently part of corporate overhead, will be allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

On February 14, 2024, the SRCF Agreement and the TLB Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the SRCF Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the Group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the SRCF Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the TLB Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended SRCF Agreement and TLB Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended SRCF Agreement is 30%.

On February 14, 2024, the EIF Facility (as defined below) was amended and restated to, where and to the extent applicable, implement equivalent amendments (in particular to the financial covenants and negative covenants) as those made to the SRCF Agreement on February 14, 2024.

Expected future development and significant risks and uncertainties

Our business continues to be exposed to the effects of the current global macroeconomic environment. We continue to maintain a global focus on the controllable aspects of our business while navigating the challenging operating environment. Our fiscal 2023 revenue growth reflects solid demand for our products despite ongoing uncertainty in the global economy. We will continue to closely monitor macroeconomic conditions, including potential impacts of inflation and rising interest rates on consumer behavior.

During the first half of 2023, we managed through the continued impacts of restrictions related to the COVID-19 pandemic, particularly in China. At the beginning of the third quarter of fiscal 2023, the government-mandated restrictions were lifted in China. The impact of the Covid-19 pandemic on our business is expected to continue for some time to come.

Higher input costs negatively impacted our results in 2023. To offset these headwinds, we have executed on a combination of strategic pricing actions, product and customer mix management, operational improvements in our supply chain, and reductions in our overhead costs. We will continue to closely monitor the prices of our input costs and look for additional ways to offset the impact on our business.

The Russian invasion of Ukraine in February 2022 has caused a negative impact on the global economy. Oatly does not directly procure goods or services from Russia or Ukraine. Further sanctions, bans or other economic actions in response to the ongoing conflict in Ukraine or in response to any other global conflict could result in an increase in costs, further disruptions to our supply chain, and a lack of consumer confidence resulting in reduced demand. While the extent of such items is not presently known, any of them could negatively impact our business, results of operations, and financial condition.

We estimate that we will invest less than $75 million in 2024 related to the facilities under construction and/or under strategic planning discussions, as well as regular maintenance and efficiency investments for our existing facilities.

Innovation

Oatly works extensively with innovation. Since inception, our innovation goal has been to build the best possible form of milk and other dairy products for humans and our planet. Through our more than 25-year history of making oat products, we have developed a deep expertise around oats and production craftsmanship. We believe we are well positioned to leverage science to address key societal problems and maintain our market leadership in plant-based dairy.

Today, we have a global Food Innovation team with a central technology development team in Sweden, and globally-led but regionally-executed product development teams in the Americas, EMEA and Asia. To further strengthen our capabilities, in 2023 we established a Research and Innovation Center in Sweden where we partner with leading scientists and industry experts to ensure we stay at the forefront of oat expertise and human health. Through this set-up, we are efficiently building deep technology know-how and expertise, as well as ensuring that our products are developed close to consumers, according to locally relevant consumer preferences. Given one of our key focuses is building a broad and relevant product portfolio within plant-based dairy, we continuously explore and enter new product categories, making the change to plant-based easy for the consumers. We strive to create great, sustainable, delicious and nutritious food with optimal taste, functionality and texture.

Financial risk control and use of financial instruments

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, short-term investments, trade receivables, trade payables and liabilities to credit institutions. The financial risks are market risk (mainly interest risk and currency risk), credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results. See Note 3 Financial risk management for further information on the Group’s management of financial risks.

Other non-financial disclosures

The Group works actively on systematic and practical occupational health and safety activities and the goal is a safe workplace with a high level of employee attendance and zero accidents. The Group also works actively on equality and issues of equal treatment together with an updated equal treatment policy. In Sweden, there are collective agreements signed with Livsmedelsföretagen and Livsmedelsarbetareförbundet, Unionen, Sveriges Ingenjörer and Ledarna.

Operations subject to permits

Our operations in Landskrona, Sweden are licensable under the Environmental Assessment Ordinance (SFS 2013:251): 15.90-i and 90.15-i. The B license becomes mandatory when production exceeds 75,000 tons per calendar year and for the handling of treatment for the operation’s process wastewater.

Since December 2020, we have used the existing license to conduct existing and expanded operations in the form of 200,000 tons of product per calendar year. The license also covers the construction and operation of a waste treatment plant for the operation’s processed wastewater. The initial license to discharge processed wastewater to the municipal wastewater treatment plant has now expired and all processed wastewater has been treated in the Company’s own wastewater treatment plant since 22 December, 2021. The processed wastewater is discharged to the municipal treatment plant “Lundåkrabassängen” in accordance with the license.

Up until December 22, 2023, there have been specific limited values in the permit for the operations that must be complied with. After this date, the operations have to follow similar, but slightly more strict conditions regarding the process of wastewater and which the Group complies with. During summer and autumn 2023, the Group has planned for changes in the equipment that generates steam to the operations. The necessary notifications have been issued and we are working on a change notification regarding certain conditions of the permit relating to the steam production.

Additionally, the Group also has operations subject to permits in the US, the UK, the Netherlands, Singapore and China related to the carried-out production.

In 2023, all operating licenses, permits, and other authorizations are approved for current operations in Millville. Millville has the necessary FDA Food Facility Registration, registration number and the Certificate of Registration for Food Establishment from the Department of Health New Jersey.

Millville has applied for an update of the following licenses: Air Permit License for Oats silo, a General Air Permit, Air permit for Multi-cracker, Waste Water Discharge permit NJDEP, Vegetative Waste permit for sludge and Oat-fiber waste, Boiler Operation Permit, Storm Water permit. For 2023, Millville completed their BRC unannounced audit in February 2023 (one non-conformance with AA+ rating) and again in August 2023 the second BRC announced Audit (0 non-conformance, rating AA+)

In 2023 Ogden had the necessary FDA Food Facility Registration, FCE (Food Canning Establishment) registration number and the Certificate of Registration for Food Establishment from the Department of Agriculture and Food, State of Utah.

For 2023, Ogden will keep these registrations and YYF will apply for their own relevant registrations from the FDA and the State of Utah.

Ogden has a wastewater permit that allows for expanded volume. As of March 1, 2023, YYF will be responsible for maintaining the required wastewater & air permit licenses for Ogden and Oatly will not maintain any such permits or licenses.

Ogden completed their BRC audit in January 2023 (Four minor non-conformances with AA rating) then again in December 2023 (with 2 minors and “AA” rating).

Landskrona and Vlissingen have licenses, permits and other authorizations necessary to support current operations and anticipated growth. The renewed BRC certificate for Landskrona was obtained in April 2023 and the next audit will be performed in March 2024; the current certificate expires May 27, 2024.The organic certification was renewed until December 31, 2024. Vlissingen had the renewed BRC-certification in June 2023 and will have the next audit in July 2024; the current certificate expires August 23, 2024. Vlissingen also renewed the Organic, Kosher, Halal and GMP+ certificates.

The permit process stopped at the UK site during the year.

The Singapore Factory obtained the production permit in March 2021, which is renewed annually according to government requirements. The current permit is valid until 31 March 2024. The BRC certificate was issued in January 2022 and recently renewed in November 2023. A halal certificate was obtained in January 2022. Oatly passed the renew audit in December 2023 and with issuing certificate in January 2024.

The Ma’anshan Factory obtained the production license in September 2021 that will be effective for five years. In November 2023, the Ma’anshan Factory updated the production license for new categories expansion including coffee beverages and vegetable cream. The license will be effective for five years.

The Ma’anshan Factory passed BRCGS and FSSC22000 renewal audit in February 2023. The Ma’anshan Factory obtained the certificate of export food production enterprise in 2023 which will be long-term effective. Further, the Ma’anshan Factory obtained the EU organic certificate and China organic certificate for organic oatmilk in September 2023 that will be effective for one year.

Environmental impact

Sustainability is at the core of our business. Our vision is to be a company that leads a global movement to reduce human consumption of cow’s milk by half. In general, oatmilk leads to fewer greenhouse gas emissions compared to cow’s milk. Specifically, based on certain product-level calculations we have commissioned in Europe and on additional studies, we generally see that oatmilk products have a significantly lower climate (CO2equivalent) impact relative to comparable dairy products.

Sustainability report

A sustainability report is separately published at www.oatly.com.The report gives an account of our overall work on pursuing a greater transformation of society, linked above all to production and consumption of plant-based food and drink.

Sales, earnings and financial position, Group

Group (TUSD)	2023	2022	2021
Revenue	783,348	722,238	643,190
Loss before tax	(408,165)	(397,394)	(215,048)
Total assets	1,116,971	1,225,197	1,628,912
Equity/asset ratio* (%)	30.1%	64.6%	76.4%
Average number of employees	1,775	1,880	1,280

* Total equity as a percentage of total assets.

Proposed appropriation of profits

The Board of Directors proposes that profits available for disposal (SEK)
Share premium reserve	13,126,053,252
Retained earnings	2,520,923,127
Profit of the year	(9,057,145,414)
6,589,830,966

be appropriated as follows to be carried forward	6,589,830,966

The Group’s and Parent Company’s results and financial position in general are shown in the following income statements, balance sheets and cash-flow statement with associated Notes.

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31	Note	2023	2022
(in thousands of U.S. dollars, except share and per share data)
Revenue	5	783,348	722,238
Cost of goods sold		(631,265)	(642,211)
Gross profit		152,083	80,027
Research and development expenses		(21,047)	(22,262)
Selling, general and administrative expenses		(373,396)	(412,799)
Other operating income and (expenses), net	10	(214,652)	(40,951)
Operating loss		(457,012)	(395,985)
Finance income	11	117,876	15,256
Finance expenses	11	(69,029)	(16,665)
Loss before tax		(408,165)	(397,394)
Income tax (expense)/benefit	13	(8,895)	4,827
Loss for the year		(417,060)	(392,567)
Attributable to:
Shareholders of the parent		(416,874)	(392,567)
Non-controlling interests		(186)	—
Loss per share, attributable to shareholders of the parent:
Basic and diluted	33	(0.70)	(0.66)
Weighted average common shares outstanding:
Basic and diluted	33	593,600,863	592,031,935

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31	Note	2023	2022
(in thousands of U.S. dollars)
Loss for the year		(417,060)	(392,567)
Other comprehensive loss:
Items that may be subsequently reclassified to consolidated statement of operations (net of tax):
Exchange differences from translation of foreign operations		10,935	(96,997)
Items that will not be subsequently reclassified to consolidated statement of operations (net of tax):
Fair value changes on Convertible Notes attributable to changes in credit risks	19	(72,656)	—
Total other comprehensive loss for the year		(61,721)	(96,997)
Total comprehensive loss for the year		(478,781)	(489,564)
Attributable to:
Shareholders of the parent		(478,595)	(489,564)
Non-controlling interests		(186)	—

The accompanying Notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

For the year ended December 31	Note	2023	2022
(in thousands of U.S. dollars)
ASSETS
Non-current assets
Intangible assets	15	130,326	127,688
Property, plant and equipment	16	360,286	492,952
Right-of-use assets	17	88,393	108,598
Other non-current receivables	18	44,378	7,848
Deferred tax assets	13	10,203	5,860
Total non-current assets		633,586	742,946
Current assets
Inventories	20	67,882	114,475
Trade receivables	21	112,951	100,955
Current tax assets		2,505	243
Other current receivables	22	33,820	17,818
Prepaid expenses	23	16,928	23,413
Cash and cash equivalents	24	249,299	82,644
		483,385	339,548
Assets held for sale	35	—	142,703
Total current assets		483,385	482,251
TOTAL ASSETS		1,116,971	1,225,197
EQUITY AND LIABILITIES
Equity	25
Share capital		105	105
Treasury shares		(0)	(0)
Other contributed capital		1,628,045	1,628,045
Other reserves		(233,204)	(171,483)
Accumulated deficit		(1,060,952)	(665,524)
Equity attributable to shareholders of the parent		333,994	791,143
Non-controlling interests		1,787	—
Total equity		335,781	791,143
Liabilities
Non-current liabilities
Lease liabilities	17	72,570	82,285
Liabilities to credit institutions	26	114,249	2,668
Provisions	27	10,716	7,194
Total non-current liabilities		197,535	92,147
Current liabilities
Lease liabilities	17	16,432	16,823
Convertible Notes	19,28	323,528	—
Liabilities to credit institutions	26	6,056	49,922
Trade payables		64,368	82,516
Current tax liabilities		2,732	5,515
Other current liabilities	29	13,873	11,823
Accrued expenses	30	121,338	123,037
Provisions	27	35,328	3,800
		583,655	293,436
Liabilities directly associated with the assets held for sale	35	—	48,471
Total current liabilities		583,655	341,907
Total liabilities		781,190	434,054
TOTAL EQUITY AND LIABILITIES		1,116,971	1,225,197

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to shareholders of the parent
(in thousands of U.S. dollars)	Note	Share capital	Treasury shares	Other contributed capital	Other reserves	Accumulated deficit	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
Balance at January 1, 2022		105	—	1,628,103	(74,486)	(308,423)	1,245,299	—	1,245,299
Loss for the year		—	—	—	—	(392,567)	(392,567)	—	(392,567)
Other comprehensive loss for the year		—	—	—	(96,997)	—	(96,997)	—	(96,997)
Total comprehensive loss for the year		—	—	—	(96,997)	(392,567)	(489,564)	—	(489,564)
Issue of shares		0	(0)	—	—	—	0	—	0
Redemption of warrants		—	—	(58)	—	—	(58)	—	(58)
Share-based payments	9	—	—	—	—	35,466	35,466	—	35,466
Balance at December 31, 2022		105	(0)	1,628,045	(171,483)	(665,524)	791,143	—	791,143
Loss for the year		—	—	—	—	(416,874)	(416,874)	(186)	(417,060)
Other comprehensive loss for the year		—	—	—	(61,721)	—	(61,721)	—	(61,721)
Total comprehensive loss for the year		—	—	—	(61,721)	(416,874)	(478,595)	(186)	(478,781)
Issue of shares		0	(0)	—	—	—	0	—	0
Share issue in subsidiary		—	—	—	—	—	—	1,973	1,973
Share-based payments	9	—	—	—	—	21,446	21,446	—	21,446
Balance at December 31, 2023		105	(0)	1,628,045	(233,204)	(1,060,952)	333,994	1,787	335,781

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31	Note	2023	2022
(in thousands of U.S. dollars)
Operating activities
Net loss		(417,060)	(392,567)
Adjustments to reconcile net loss to net cash flows
—Depreciation of property, plant and equipment and right-of-use assets and amortization of intangible assets	15,16,17	51,702	48,315
—Impairment of property, plant and equipment and right-of-use assets and intangible assets	15,16,17	1,828	285
—Impairment loss/(gain) on trade receivables	21	611	3,088
—Write-down of inventories		16,981	28,839
—Share-based payments expense	9	21,446	35,466
—Movements in provisions		36,341	3,800
—Finance income	11	(117,876)	(15,256)
—Finance expenses	11	69,029	16,665
—Income tax expense/(benefit)	13	8,895	(4,827)
—Loss/(gain) on disposal of property, plant and equipment and intangible assets	16	675	(932)
—Impairment related to assets held for sale		—	38,293
—Impairment related to discontinued construction of production facilities		172,588	—
—Other		—	(226)
Interest received		9,630	2,145
Interest paid		(20,504)	(12,875)
Income tax paid		(18,098)	(2,960)
Changes in working capital:
—Decrease/(increase) in inventories		30,543	(55,018)
—(Increase)/decrease in trade receivables, other current receivables, prepaid expenses		(2,502)	6,991
—(Decrease)/increase in trade payables, other current liabilities, accrued expenses		(9,855)	31,828
Net cash flows used in operating activities		(165,626)	(268,946)
Investing activities
Purchase of intangible assets	15	(2,950)	(4,510)
Purchase of property, plant and equipment	16	(66,095)	(201,655)
Investments in financial assets		(1,651)	—
Proceeds from short-term investments	19	—	240,959
Proceeds from sale of assets held for sale		43,998	—
Net cash flows (used in)/from investing activities		(26,698)	34,794
Financing activities
Proceeds from Convertible Notes	19,28	324,950	—
Proceeds from liabilities to credit institutions	26,32	176,854	47,850
Repayment of liabilities to credit institutions	26,32	(102,848)	(1,032)
Repayment of lease liabilities	17,32	(11,411)	(10,899)
Payment of loan transaction costs		(32,550)	—
Cash flows from financing activities		354,995	35,919
Net increase/(decrease) in cash and cash equivalents		162,671	(198,233)
Cash and cash equivalents at January 1		82,644	295,572
Exchange rate differences in cash and cash equivalents		3,984	(14,695)
Cash and cash equivalents at December 31	24	249,299	82,644

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements
(in thousands of U.S. dollars unless otherwise stated)

1.
Corporate information

These financial statements are consolidated financial statements for the Group. A list of the principal subsidiaries is included in Note 14 Investments in subsidiaries.

Oatly is a public limited company incorporated and domiciled in Sweden. The Company’s registered office is located at Ångfärjekajen 8, Malmö, Sweden. Oatly is listed on Nasdaq Global Select Market, US, and is traded under the ticker OTLY.

The Group manufactures, distributes and sells oat-based products.

These consolidated financial statements were authorized for issue by the Board of Directors on April 19, 2024. The Consolidated Income Statement and Consolidated Balance Sheet and the income statement and balance sheet for the Parent Company will be submitted to the Annual General Meeting on May 15, 2024, for approval.

2.
Summary of accounting policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of U.S. dollars unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars, all references to “SEK” are to Swedish Kronor, all references to “€” or “EUR” are to Euro and all references to “CNY” are to Chinese Yuan.

The functional currency of the Parent Company is SEK. All amounts are in thousands of SEK for the financial statements of the Parent Company unless otherwise stated. All references in these financial statements to “$” or “USD” are to U.S. dollars, all references to “SEK” are to Swedish Kronor, all references to “€” or “EUR” are to Euro and all references to “CNY” are to Chinese Yuan.

2.1.
Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with the Swedish Annual Accounts Act, RFR 1 Supplementary Accounting Rules for Groups, issued by the Swedish Financial Reporting Board and International Financial Reporting Standards (“IFRS”) and interpretations issued by the IFRS Interpretations Committee (IFRS IC) as endorsed by the European Union.

The preparation of the consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 4 Significant accounting judgments estimates and assessments. The consolidated financial statements have been prepared using the cost method except for short-term investments, derivative instruments, and Convertible Notes measured at fair value.

New and amended standards and interpretations

Disclosure of Accounting Policies – Amendments to IAS 1 and IFRS Practice Statement 2

On January 1, 2023, the Group adopted the amendment to IAS 1 (“IAS 1 Amendment”) which provides guidance and examples to help entities apply materiality judgments to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their “significant” accounting policies with a requirement to disclose their “material” accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The adoption of IAS 1 Amendment did not have a material impact on the accounting policy disclosures in the consolidated financial statements.

Deferred Tax related to Assets and Liabilities arising from a Single Transaction – Amendments to IAS 12

On January 1, 2023, the Group adopted the amendment to IAS 12 Income Taxes (“IAS 12 Amendment”) which requires recognition of deferred taxes on transactions that, on initial recognition, give rise to equal amounts of taxable and deductible temporary differences. This amendment applies to differences associated with right-of-use assets, lease liabilities and decommissioning obligations. This amendment is applied to transactions that occurred on or after the beginning of the earliest comparative period presented. The adoption of the IAS 12 Amendment did not have a material impact on the consolidated financial statements.

New standards and interpretations issued not yet effective

Classification of Liabilities as Current or Non-current – Amendments to IAS 1 and Non-current Liabilities with Covenants – Amendments to IAS 1

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 Presentation of Financial Statements to specify the requirements for classifying liabilities as current or non-current. In November 2022, the IASB issued further amendments delaying the effective date to annual reporting periods beginning on or after January 1, 2024. The amendments are required to be applied on a retrospective basis. The amendments will require the Group to classify the Convertible Notes as current liabilities, even if no noteholder actually requires the Company to exchange their notes. The Group has chosen early adoption of this amendment and has classified the Convertible Notes as current liabilities as at December 31, 2023.

There are no other new or amended standards that are expected to have a material impact on the Group in the current or future reporting periods nor on foreseeable future transactions.

2.2.
Basis of consolidation

Subsidiaries are all companies over which the Group has control. The Group has control over a company when it is exposed to or has a right to variable returns from its participation in the company and has the possibility to influence the return through its participation in the company. Subsidiaries are consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

2.3.
Segment reporting

The operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The CEO is the chief operating decision maker and evaluates financial position and performance and makes strategic decisions. The CEO monitors the Group’s performance from a geographic perspective through the reportable segments EMEA, Asia and Americas. No operating segments have been aggregated to form the reportable segments.

The CEO primarily uses a measure of earnings before interest, tax, depreciation and amortization (“EBITDA”), and earnings for the period adjusted to exclude, when applicable, income tax expense, finance expenses, finance income, depreciation and amortization expense, share-based compensation expense, restructuring costs, asset impairment charges and other costs related to discontinued construction of production facilities, asset impairment charge and other costs related to assets held for sale, costs related to legal settlement, and non-controlling interests (“Adjusted EBITDA”), to assess the performance of the operating segments.

2.4.
Foreign currency translation

Functional currency and presentation currency

The entities in the Group have the local currency as their functional currency, as the local currency has been defined as the primary economic environment in which each entity operates. The Group’s presentation currency is U.S. dollars. The Parent Company’s presentation currency is Swedish krona (SEK).

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange rate profits and losses from the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies using the exchange rates prevailing at the reporting date are recognized in operating loss in the consolidated statement of operations.

Foreign exchange rate profits and losses attributable to the financing of the Group are recognized in the consolidated statement of operations as finance income and finance costs. All other foreign exchange rate profits and losses are recognized under other operating income and (expenses), net.

Translation of foreign group companies

The results and financial position for all companies with a functional currency other than the presentation currency are translated into the Group’s reporting currency. Assets and liabilities are translated from the foreign operation’s functional currency to the Group’s reporting currency using the exchange rates prevailing at the reporting date. Income and expenses for each consolidated statement of operations and consolidated statement of comprehensive loss are translated to USD using the average exchange rate for the period. Foreign exchange differences arising from the currency translation of foreign operations are recognized in other comprehensive loss. Goodwill and fair value adjustments arising from the acquisition of foreign operations are treated as assets and liabilities in these operations and are translated to the reporting currency using the exchange rate at the reporting date.

In the consolidated accounts, exchange rate differences attributable to monetary items that form part of the net investment in foreign operations are recognized in other comprehensive loss and are reclassified from equity to the consolidated statement of operations when the foreign operation is divested in whole or in part.

2.5.
Revenue recognition

The Group’s principles for recognition of revenue from customer contracts are presented below.

Sale of goods

Revenue from contracts with customers consists of sales of goods. Revenue from the sale of goods is recognized at the point in time when control of goods has transferred to the customer, being when the products are delivered to the customer, the customer has full discretion over the channel to sell the goods, and there is no unfulfilled obligation that could affect the customer’s acceptance of the goods. Delivery occurs when the products are shipped to the specific location, the risks of obsolescence and loss have been transferred to the customer and either the customer has accepted the products in accordance with the sales contract or the Group has objective evidence that all criteria for acceptance have been satisfied.

Revenue from contracts with customers is measured at an amount that reflects the consideration to which the Group expects to be entitled in exchange for those goods. Presented revenue excludes VAT and other sales taxes. The Group considers if contracts include other promises that constitute separate performance obligations to which a portion of the transaction price needs to be allocated. The Group considers the effects of variable consideration in determining the transaction price. The Group is acting as principal in its revenue arrangements because the Group maintains control of the goods until they are transferred to the customers.

Variable consideration and other consideration

The transaction price is adjusted for estimates of known or expected variable consideration, which includes, but is not limited to, trade promotion activities, slotting and listing fees, cash discounts, product returns, and penalties. Variable consideration is recorded as a reduction to revenue based on amounts the Group expects to be liable for. Estimates of variable consideration are based on a number of factors, including current contract sales terms and estimated units sold. Estimates are reviewed regularly until the incentives or product returns are realized and the impact of any adjustments are recognized in the period the adjustments are identified.

The Group accounts for consideration payable to a customer as a reduction of the transaction, unless the payment to the customer is in exchange for a distinct good or service that the customer transfers to the Group.

Contract costs

The Group incurs expenses for sales commissions to third parties to obtain customer contracts. Sales commissions are recognized in the consolidated statement of operations, in selling, general and administration expenses. The Group applies the practical expedient that permits the Group to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Cost of goods sold

Cost of goods sold consists primarily of the cost of oats and other raw materials, product packaging, co-manufacturing fees, direct labor and associated overhead costs and property, plant and equipment depreciation. Cost of goods sold also includes warehousing and transportation of inventory.

Research and development expenses

Research and development expenses consist primarily of personnel related expenses for research and development staff, including salaries, benefits and bonuses, but also third-party consultancy fees and expenses incurred related to product trial runs. Research and development efforts are focused on enhancements to existing product formulations and production processes in addition to the development of new products.

Selling, general and administrative expenses

Selling, general and administrative expenses include primarily personnel related expenses, brand awareness and advertising costs, costs associated with consumer promotions, product samples and sales aids. These also include customer distribution costs, i.e., outbound shipping and handling costs for finished goods, and other functional related selling and marketing expenses, depreciation and amortization expense on non-manufacturing assets and other miscellaneous operating items. Customer distribution costs for the year ended December 31, 2023 amounted to $51.7 million (2022: $61.3 million) Selling, general and administrative expenses also include auditor fees and other third-party consultancy fees, expenses related to management, finance and accounting, information technology, human resources and other office functions.

Other operating income and (expense), net

Other operating income and (expenses), net consists primarily of impairment charges related to assets held for sale and net foreign exchange gains/(losses) on operating related activities.

Finance income

Finance income primarily consists of impact from fair value changes on Convertible Notes, interest income from cash in bank accounts and short-term deposits, and net foreign exchange gains attributable to external and internal financing arrangements. Finance income is recognized with the application of the effective interest method.

Finance expenses

Finance expenses primarily consists of interest expenses on Convertible Notes, interest expenses on loans from credit institutions and other financial expenses primarily consisting of transaction costs.

Income tax benefit/(expense)

Income tax benefit/(expense) represents both current and deferred income tax expenses. Current tax expenses primarily represent income taxes based on income in multiple foreign jurisdictions.

2.6.
Current versus non-current classification

The Group presents assets and liabilities in the consolidated statement of financial position based on current/ non-current classification. An asset is current when it is:

•
expected to be realized or intended to be sold or consumed in the normal operating cycle,
•
held primarily for the purpose of trading,
•
expected to be realized within twelve months after the reporting period, or
•
cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

All other assets are classified as non-current. A liability is current when:

•
it is expected to be settled in the normal operating cycle,
•
it is held primarily for the purpose of trading,
•
it is due to be settled within twelve months after the reporting period, or
•
there is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period.

The Group classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities.

2.7.
Leases

As lessee

The Group’s leases pertain to land and buildings, and plant and machinery. Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Liabilities arising from a lease are initially measured on a present value basis.

Lease liabilities include the net present value of the following lease payments:

•
fixed payments (including in-substance fixed payments), less any lease incentives receivable variable lease payment that are based on an index or a rate, initially measured using the index or rate as at the commencement date,
•
amounts expected to be payable by the Group under residual value guarantees,
•
the exercise price of a purchase option if the Group is reasonably certain to exercise that option, and
•
payments of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

Lease payments to be made under reasonably certain extension options are also included in the measurement of the liability. The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be readily determined, which is the case for leases in the Group, the lessee’s incremental borrowing rate is used, which is the rate that the individual lessee would have to pay to borrow the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment with similar terms, security, and conditions.

To determine the incremental borrowing rate, the Group:

•
uses a build-up approach that starts with a risk-free interest rate adjusted for credit risk, and
•
makes adjustments specific to the lease, e.g., term, country, currency and security.

The Group is exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is reassessed and adjusted against the right-of-use asset. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Right-of-use assets are measured at cost comprising the following:

•
the amount of the initial measurement of lease liability,
•
any lease payments made at or before the commencement date less any lease incentives received,
•
any initial direct costs,
•
restoration costs, and
•
extension options.

Right-of-use assets are generally depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis. If the Group is reasonably certain to exercise a purchase option, the right-of-use asset is depreciated over the underlying asset’s useful life. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

2.8.
Taxes

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax is recognized in the consolidated statement of operations except for tax attributable to items that are recognized in other comprehensive loss or directly in equity. In such cases, tax is also recognized in other comprehensive loss and equity, respectively.

Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred Tax

Deferred tax is recognized for all temporary differences that arise between the taxable value of assets and liabilities and their carrying values in the consolidated financial statements. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date. The measurement of deferred tax reflects the tax consequences that would follow from the manner in which the Group expects at the reporting date to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets are recognized to the extent that it is probable that there will be future taxable surpluses against which the temporary differences can be utilized.

Deferred tax assets and tax liabilities are offset when there is a legal right to offset for current tax assets and tax liabilities, and when the deferred tax assets and tax liabilities are attributable to taxes charged by the same tax authorities and are either attributable to the same tax subject or different tax subjects, where there is an intention to settle the balances through net payments.

Deferred tax relating to items recognized outside the consolidated statement of operations is recognized outside the consolidated statement of operations. Deferred tax items are recognized in correlation to the underlying transaction either in other comprehensive loss or directly in equity.

2.9.
Intangible assets

Goodwill

Goodwill arises at the acquisition of businesses and consists of the amount by which the consideration, any non-controlling interest in the acquired company and fair value at the acquisition dates of previous shareholdings, exceeds the fair value of identifiable net assets acquired.

In order to perform impairment tests, goodwill acquired in a business combination is allocated to cash generating units or groups of cash generating units that are expected to benefit with synergies from the acquisition. Each unit or group of units to which goodwill has been allocated correspond to the lowest level in the Group for which goodwill is monitored. The Group monitors goodwill at the operating segment level for internal purposes, consistent with the way it assesses performance and allocates resources. The goodwill is allocated to the EMEA segment.

Other intangible assets

Capitalized expenditure for development activities

Expenditure for development and testing of new or significantly improved materials, products, processes or systems are recognized as an asset in the consolidated statement of financial position if the following criteria are met:

•
it is technically feasible to complete the asset so that it will be available for use,
•
it is the Group’s purpose to complete the asset so that it will be available for use or sale,
•
there are prerequisites to make the asset available for use or sale,
•
it is possible to prove how the asset is likely to generate future economic benefits,

•
there are adequate technical, economic and other resources to fulfill the development and to make the asset available for use or sale, and
•
the costs attributable to the asset during development can be reliably measured.

Other development costs are recognized in the consolidated statement of operations as costs are incurred. In the consolidated statement of financial position, capitalized development costs are reported at cost less accumulated depreciation and any impairment. Capitalized development expenditure is recognized as intangible assets and is depreciated from the date when the asset is ready for use. The estimated useful life is 3-5 years, which corresponds to the estimated period of time during which these assets will generate cash flows.

Development costs that do not meet these criteria are expensed as incurred. Development expenditure previously carried at cost is not recognized as an asset in a subsequent period.

Software-as-a-Service (SaaS) arrangements

SaaS arrangements are service contracts providing the Group with the right to access the cloud provider’s application software over the contract period. As such the Group does not receive a software intangible asset at the contract commencement date. A right to receive future access to the supplier’s software does not, at the contract commencement date, give the Group the power to obtain the future economic benefits flowing from the software itself and to restrict others’ access to those benefits.

The Group treats costs incurred in relation to SaaS arrangements as operating expenses over the term of the service contract or as operating expenses when the service is received, depending on the nature of the expenses incurred and whether they are distinct from the cloud computing service or not in the underlying SaaS arrangement.

There could be a variety of other costs incurred as part of the arrangement, for example development of bridging modules that connect or integrate the SaaS software with existing software/systems that may be controlled by the Group. The Group assesses such expenses to determine if they should be expensed or may qualify for capitalization as an intangible asset.

Other intangible assets

Other intangible assets consist primarily of separately acquired trademarks and patents are recognized at historical cost. They are reported at fair value at the time of acquisition and amortized on a straight-line basis over the projected useful life. They are reported in subsequent periods at cost less accumulated amortization and impairment. The estimated useful life is 5 years, which corresponds to the estimated time these will generate cash flow.

2.10.
Tangible assets

Property, plant and equipment

Property, plant and equipment consist of land, buildings and fixtures, plant and machinery and construction in progress. These are recognized at historical cost less depreciation and impairment, except for construction in progress. Construction in progress is transferred to another asset (and depreciation begins) once an asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Subsequent costs are added to the asset’s carrying value or are recognized as a separate asset, depending on which is most suitable, only when it is probable that the future economic benefits attributable to the asset will flow to the Group and the cost of the asset can be reliably measured. The carrying value of the replaced component is derecognized from the consolidated statement of financial position. All other kinds of repairs and maintenance are recognized at cost in the consolidated statement of operations in the period in which they occur.

Depreciation of assets is calculated using the straight-line method to allocate the cost of the assets, net of their residual values, over the estimated useful life of each component of an item of buildings and plant and machinery as follows:

•
Buildings and fixtures 8-40 years
•
Plant and machinery 3-15 years

The assets’ residual values and useful lives are assessed at the end of each reporting period and adjusted, if needed.

Profit or loss from disposals is established through a comparison of the profit from sales and carrying value and is recognized in other operating income and (expenses), net in the consolidated statement of operations.

2.11.
Impairment of non-financial assets

Intangible assets that have an indefinite useful life (goodwill) or intangible assets not ready to use (capitalized expenditure for development) are not subject to amortization and are tested for impairment annually and when circumstances indicate that the carrying value may be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill are reviewed for reversal of the impairment at the end of each reporting period.

2.12.
Inventories

Raw materials and finished goods are stated at the lower of cost and net realizable value. Costs consist of direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenditure. Overhead expenditures are allocated on the basis of normal operating capacity. Costs of purchased inventory are determined after deducting rebates and discounts. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. The Group reviews inventory quantities and records a provision for excess and obsolete inventory based primarily on demand and the age of the inventory, among other factors.

2.13.
Financial instruments

Initial recognition

Purchases and sales of financial assets are recognized on trade date, being the date upon which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred, and the Group has transferred substantially all the risks and rewards of ownership.

Financial assets—Classification and measurement

Financial assets include cash and cash equivalents, trade receivables, short-term investments, derivatives and other financial assets. The Group classifies its financial assets in the following measurement categories:

•
those to be measured subsequently at fair value (either through other comprehensive loss or through profit or loss), and
•
those to be measured at amortized cost.

The classification depends on the Group’s business model for managing the financial assets and contractual terms of the cash flows. For assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive loss. The Group reclassifies debt investments when and only when its business model for managing those assets changes.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset, not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. All debt instruments in the Group are measured at amortized cost. The Group’s financial assets measured at amortized cost consist of the items other non-current receivables, trade receivables, other current receivables and cash and cash equivalents.

Amortized cost: Assets that are held for collection of contractual cash flows, where those cash flows represent solely payments of principal and interest, are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other operating income and (expenses), net together with foreign exchange gains and losses.

Fair value through profit or loss: Assets that are held primarily for the purpose to secure and increase value of the investments are included in the business model “Other”.

Derivatives

Derivatives are initially recognized at the fair value on the date a derivative contract is entered into, and they are subsequently remeasured to their fair value at the end of each reporting period. Changes in the fair value are recognized in finance income or finance expenses in the consolidated statement of operations.

Short-term investments

Short-term investments are primarily comprised of funds and bonds carried at fair value through profit and loss. The primary purpose of the portfolio is to secure and increase value of the investments compared to keeping cash in bank accounts, until cash is needed for other investments in the business, for example new production facilities. Based on the primary purpose of the portfolio and indicators identified in the IFRS 9 Financial Instruments test, the overall assessment is that the portfolio is the business model “Other”. The investments in the portfolio are therefore recognized at fair value through profit or loss and presented as short-term investments and cash and cash equivalents in the statement of financial position.

Derecognition of financial assets

Purchases and sales of financial instruments are reported on the trade date, that is, the date on which the Group commits itself to purchase or sell the asset. Financial assets are derecognized from the statement of financial position when the right to receive cash flows from the instrument has expired or been transferred, and the Group has, in all significant aspects, transferred all risk and benefits associated with the ownership. Profits and losses arising from derecognition from the statement of financial position are recognized directly in the consolidated statement of operations.

Financial liabilities—Classification and measurement

Financial liabilities at amortized cost

At initial recognition, the Group measures a financial liability at its fair value plus transaction costs that are directly attributable to the financial liability. After initial recognition, the majority of the Group’s financial liabilities are valued at amortized cost applying the effective interest method.

The Group’s financial liabilities measured at amortized cost comprise liabilities to credit institutions, bank overdraft facilities, trade payables and accrued expenses.

Financial liabilities at fair value

At initial recognition, the Group measures a financial liability at its fair value. Transaction costs of financial liabilities carried at fair value are expensed in the consolidated statement of operations.

Financial liabilities designated at fair value through profit or loss

The Group has Convertible Notes (as defined in Note 28 Convertible Notes) which are classified entirely as liabilities at the initial date of recognition at fair value through profit or loss under the fair value option in accordance with IFRS 9 Financial Instruments. The Convertible Notes were issued with a conversion option that does not fulfill the “fixed for fixed” criteria. As the instrument contains an embedded derivative that is not closely related, the Convertible Notes have been designated in its entirety as at fair value through profit or loss on initial recognition and as such the embedded conversion feature is not separated. All transaction costs related to financial instruments designated at fair value through profit or loss are expensed as incurred. Fair value changes relating to the Group's own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligations are settled, canceled or have expired in any other way. The difference between the carrying value of a financial liability that has been extinguished or transferred to another party and the fee paid are reported in the consolidated statement of operations.

When the terms and conditions of a financial liability are renegotiated and are not derecognized from the statement of financial position, a profit or loss is reported in the consolidated statement of operations. The profit or loss is calculated as the difference between the original contractual cash flows and the modified cash flows discounted at the original effective interest rate.

Offsetting of financial instruments

Financial assets and liabilities are offset and recognized with a net amount in the statement of financial position only when there is a legal right to offset the recognized amounts and an intention to balance the items with a net amount or to simultaneously realize the asset and settle the liability.

Impairment of financial assets recognized at amortized cost

The Group assesses, on a forward-looking basis, the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach, i.e., the reserve will correspond to the expected loss over the lifetime of the trade receivables. In order to measure the expected credit losses, trade receivables have been grouped based on days past due. The Group applies forward-looking variables for expected credit losses. Expected credit losses are recognized in the consolidated statement of operations, in selling, general and administration expenses.

2.14.
Trade receivables

Trade receivables are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components when they are recognized at fair value. They are subsequently measured at amortized cost using the effective interest rate method, less allowance for expected credit losses.

2.15.
Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents include cash on hand and deposits held at call with financial institutions. Bank overdrafts are shown within liabilities to credit institutions in current liabilities in the statement of financial position.

2.16.
Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

2.17.
Liabilities to credit institutions

Liabilities to credit institutions are initially recognized at fair value, net of transaction costs incurred. Liabilities to credit institutions are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the liabilities to credit institutions using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Liabilities to credit institutions are classified as current liabilities, unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

General and specific borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period of time to get ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings, pending their expenditure on qualifying assets, is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

2.18.
Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The expense relating to a provision is presented in the consolidated statement of operations net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provision for restoration costs

The Group recognizes provisions for restoration costs of leased manufacturing facilities. Restoration costs are provided for at the present value of expected costs to settle the obligation using estimated cash flows and are recognized as part of the cost of the relevant asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the liability for the restoration costs. The unwinding of the discount is expensed as incurred and recognized in the consolidated statement of operations as a finance expense. The estimated future costs of the restorations are reviewed annually and adjusted as appropriate. Changes in the estimated future costs, or in the discount rate applied, are added to, or deducted from the cost of the asset.

Provision for restructuring costs

The Group recognizes provisions for restructuring costs only when there is a constructive obligation, which is when:

•
there is a detailed formal plan that identifies the business or part of the business concerned, the location and number of employees affected, the detailed estimate of the associated costs, and the timeline; and
•
the employees affected have been notified of the plan’s main features.
2.19.
Employee benefits

Short-term benefits to employees

Liabilities for wages and salaries, annual leave and accumulating sick leave that are expected to be settled wholly within 12 months after the end of the period in which the employees render the related services are recognized in respect of employees’ services up to the end of the reporting period, and they are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accrued expenses in the statement of financial position.

Post-employment obligations

Within the Group, there are defined-contribution plans. A defined-contribution plan is a pension plan according to which the Group pays a fixed amount to a separate legal entity. The Group has no legal or constructive obligation to pay additional premiums if this legal entity does not have adequate means to pay all benefits to employees, attributable to their service in current or previous periods. The premiums are reported as costs in the consolidated statement of operations when they fall due.

The Swedish Financial Reporting Board is a private sector body in Sweden with the authority to develop interpretations of IFRS Standards for consolidated financial statements for issues that are very specific to the Swedish environment, for example, UFR 10 Accounting for the pension plan ITP 2 financed through an insurance in Alecta. The Group’s pension obligations for certain employees in Sweden, which are secured through an insurance with Alecta, are reported as a defined contribution plan. According to UFR 10, this is a defined benefit multi-employer plan. For the financial year 2023, the Group has not had access to information in order to be able to report its proportional share of the obligations of the plan, plan assets and costs and therefore, it has not been possible to recognize the plan as a defined benefit plan. The ITP 2 pension plan, secured through an insurance with Alecta, is therefore reported as a defined contribution plan. The premium of the defined contributions plan for retirement pensions and survivor’s pension is calculated individually and is, among other factors, based on salary, previously earned pension and expected remaining years of service. Expected premiums for the next reporting period for ITP 2 insurances signed with Alecta is $1.0 million. Premiums for the year ended December 31, 2023 for ITP 2 insurances signed with Alecta amounted to $1.0 million (2022: $1.1 million).

The collective consolidation level comprises the market value of Alecta’s assets as a percentage of the insurance obligations in accordance with Alecta’s actuarial methods and assessments. The collective consolidation level should normally be allowed to vary between 125% and 175%. If Alecta’s collective consolidation level falls below 125% or exceeds 175%, measure should be taken in order for the consolidation level to return to the normal interval. At a low consolidation, one measure might be to increase the price when signing new insurance agreements and an expansion of existing benefits. At a high level of consolidation, one measure might be to introduce lower premiums. At the end of the financial year 2023, Alecta’s surplus of the collective consolidation level was 158%.

Share-based payments—equity settled

Employee stock options (ESOPs) and Restricted Stock Units (RSUs) (2021)

For share-based payment schemes, the fair value of the instruments granted are established at the grant date and recognized as an employee benefits expense, with a corresponding increase in equity.

The fair value of ESOPs at grant date has been established by using the Black-Scholes option pricing model and input data in the model is disclosed in Note 9 Share-based compensation.

The awards only have a service condition whereby the awards vest in 12-month installments over 36 months. Each of the installments are treated as separate awards which are expensed on a linear basis for each installment period i.e., 12 months, 24 months, and 36 months; this will result in a front-loaded IFRS 2 charge. At the end of each period, the entity revises its estimates of the number of instruments that are expected to vest based on the service conditions. It recognizes the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to retained earnings within equity.

Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or when an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of the following dates: (a) when the Group can no longer withdraw the offer of those benefits; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer.

2.20.
Loss per share

Basic loss per share is calculated by dividing the loss after tax by the weighted average number of ordinary shares outstanding for the period. Diluted loss per share is computed using the treasury stock method to the extent that the effect is dilutive by using the weighted-average number of outstanding ordinary shares and potential ordinary shares during the period.

2.21.
Initial public offering costs

The initial public offering (“IPO”) costs for the Group involved costs both for issuing new shares and the listing of existing shares/ADS and were recorded within prepaid expenses in the statement of financial position and were accounted for as a reduction of equity since they were incremental costs that were directly attributable to issuing new shares (net of any income tax benefit) when the IPO occurred.

2.22.
Non-current assets held for sale

The Group classifies non-current assets and disposal groups as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. Non-current assets and disposal groups classified as held for sale are measured at the lower of their carrying amount and fair value less costs of disposal. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the asset or disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset and the sale expected to be completed within one year from the date of the classification.

An impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs of disposal. A gain is recognized for any subsequent increases in fair value less costs of disposal of an asset (or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non-current asset (or disposal group) is recognized at the date of derecognition. The gain or loss is recognized in other operating income and expenses, net in the consolidated statement of operations.

Property, plant and equipment are not depreciated once classified as held for sale.

Assets and liabilities classified as held for sale are presented separately as current items in the statement of financial position.

3.
Financial risk management
3.1.
Financial risk factors

Through its operations, the Group is exposed to various financial risks attributable to primarily cash, short-term investments, trade receivables, trade payables, liabilities to credit institutions and Convertible Notes. The financial risks are market risk, mainly interest risk and currency risk, credit risk, liquidity risk and refinancing risk. The Group strives to minimize potential unfavorable effects from these risks on the Group’s financial results.

The aim of the Group’s financial operations is to:

•
ensure that the Group can meet its payment obligations,
•
manage financial risks,
•
ensure a supply of necessary financing, and
•
optimize the Group’s finance net.

The Group’s risk management is predominantly controlled by a central treasury department (“Group Treasury”) under policies owned by the CFO and approved by the Board of Directors. The CEO is responsible to the Board of Directors for the risk management and ensuring that the guidelines and risk mandates are followed and carried out in accordance with established treasury policy.

Group Treasury identifies, evaluates and hedges financial risks in close cooperation with the Group’s operating units. The treasury policy provides principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. The treasury policy (a) identifies categories of financial risks and describe how they should be managed, (b) clarifies the responsibility in financial risk management among the Board of Directors, the CEO, the CFO, Group Treasury and the Subsidiaries, (c) specifies reporting and control requirements for Group treasury functions and (d) ensures that the treasury operations of the Group are supporting the overall strategy of the Group.

3.1.1.
Market risk

Currency risk (transaction risk)

The Group operates internationally and is exposed to foreign exchange risk. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities denominated in a currency that is not the functional currency of the relevant Group entity. Primarily, the Group is exposed to currency risk in Group companies with SEK, USD, SGD and GBP as the functional currencies. The primary risks in these companies are SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK, SGD/CNY and GBP/EUR due to internal accounts receivables and other receivables, internal trade payables and other liabilities, borrowings, short-term deposits (cash and cash equivalents), and external sales and purchases (accounts receivables and trade payables). The Group has internal loans denominated in currencies different from the functional currency of the lender. These loans form part of the net investment in foreign operations (extended equity) and are recognized in other comprehensive loss. Exposure from internal loans classified as extended equity are not included in the tables and sensitivity analysis below.

Due to the growth profile of the Group it is necessary to maintain a dynamic risk management of currency. Group Treasury monitors forecast of highly probable cash flows for each currency and aim to achieve a natural match of inflows and outflows. For those currencies which have a net cash flow that is positive or negative, Group Treasury has the possibility to use foreign exchange instruments (FX forward or spot) to manage the risk. The treasury policy mandates Group Treasury to hedge between 0% and 100% of the exposure for the following 18 months. The Group does not apply hedge accounting. As of December 31, 2023, the Group had currency derivatives of SEK 259.5 million (2022: SEK 500 million) for which the fair value was $0.9 million (2022: $0.3 million).

Exposure

The Group’s primary exposure to foreign currency risk at the end of the reporting period, expressed in thousands of USD was as follows:

	As of December 31, 2023
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY	SEK/SGD	SEK/NOK	USD/SEK	SGD/CNY	GBP/EUR
Accounts receivables	—	8,318	—	—	—	—	—	42,245	—
Other receivables	—	1,077	22,938	—	53,661	10,406	24,400	—	2,780
S-T deposits	170,000	—	—	—	—	—	—	—	—
Liabilities to credit institutions	(132,831)	(2,810)	—	—	—	—	—	—	—
Trade payables	(1,757)	(15,701)	—	(47,727)	(35,785)	—	—	—	—
Lease liabilities	—	(2,047)	—	—	—	—	—	—	—
Other current liabilities	(7,813)	—	—	—	—	—	(22,388)	—	—
Total	27,599	(11,163)	22,938	(47,727)	17,876	10,406	2,012	42,245	2,780

	As of December 31, 2022
(in thousands of U.S. dollars)	SEK/USD	SEK/EUR	SEK/GBP	SEK/CNY	SEK/SGD	SEK/NOK	USD/SEK	SGD/CNY	GBP/EUR
Accounts receivables	—	6,864	5,864	23,060	—	—	—	31,117	—
Other receivables	—	18,058	—	—	26,995	11,359	—	—	—
S-T deposits	—	—	—	4,315	—	—	—	—	—
Liabilities to credit institutions	—	(4,002)	—	—	—	—	—	—	—
Trade payables	(942)	(15,944)	—	(9,821)	(12,083)	—	—	—	—
Lease liabilities	—	(2,615)	—	—	—	—	—	—	—
Other current liabilities	(127,884)	—	—	—	—	—	—	—	(11,808)
Total	(128,826)	2,361	5,864	17,554	14,912	11,359	—	31,117	(11,808)

Sensitivity

The Group is primarily exposed to changes in SEK/USD, SEK/EUR, SEK/GBP, SEK/CNY, SEK/SGD, SEK/NOK, USD/SEK, SGD/CNY and GBP/EUR exchange rates. The Group’s risk exposure in foreign currencies:

Impact on loss before tax
	2023	2022
SEK/USD exchange rate - increase/decrease 10%	+/- 2,760	+/- 12,883
SEK/EUR exchange rate - increase/decrease 10%	+/- 1,116	+/- 236
SEK/GBP exchange rate - increase/decrease 10%	+/- 2,294	+/- 586
SEK/CNY exchange rate - increase/decrease 10%	+/- 4,773	+/- 1,755
SEK/SGD exchange rate - increase/decrease 10%	+/- 1,788	+/- 1,491
SEK/NOK exchange rate - increase/decrease 10%	+/- 1,041	+/- 1,136
USD/SEK exchange rate - increase/decrease 10%	+/- 201	—
SGD/CNY exchange rate - increase/decrease 10%	+/- 4,224	+/- 3,112
GBP/EUR exchange rate - increase/decrease 10%	+/- 278	+/- 1,181

Currency risk (translation risk)

The Group is also exposed to currency risk when foreign subsidiaries with a functional currency other than USD are consolidated, primarily for EUR, SEK, GBP and CNY. The Group’s policy is not to hedge the translation exposure related to net foreign assets to reduce translation risk in the consolidated financial statements.

Interest rate risk

The Group is exposed to interest rate risk that arises from the TLB Credit Agreement (as defined in section 3.1.3 Liquidity risk below) that carries an interest of Term SOFR with a floor of 2.5%. To manage the risk the Group has entered into interest rate caps for the full amount of the term loan of $130 million. The cap is 4.6% and has a maturity of 3 years (April 2026). As of December 31, 2023, the cap is in the money and the Group is not exposed to changes in the variable interest rate above 4.6%.

The Group’s interest rate risk also arises from long-term liabilities to credit institutions with variable rates (Euro Interbank Offered Rate “Euribor” 3 Months during 2023, 2022 and 2021), which expose the Group to cash flow interest rate risk. As of December 31, 2023, the nominal amount of liabilities to credit institutions with variable interest rate was $2.8 million with no hedges. As of December 31, 2022, the nominal amount of liabilities to credit institutions with variable interest rate was $4.0 million with no hedges.

Sensitivity

Profit or loss is sensitive to higher/lower interest expense primarily from liabilities to credit institutions as a result of changes in interest rates.

	Impact on loss before tax
	2023	2022
Interest rates - increase by 100 basis points	+28	+526
Interest rates - decrease by 100 basis points	-375	-526
Interest rates - increase by 300 basis points	+84	+1,578
Interest rates - decrease by 300 basis points	-642	-1,578

The effect from increase in basis points are due to the cap that economically hedges the TLB Credit Agreement. At year end the cap is in the money and increases in Term SOFR will therefore not have any effect on the sensitivity analysis and only a small effect from liabilities with Euribor rate. The effect from decrease in basis points is limited due to a floor of 2.5% in the Term SOFR in the TLB Agreement.

Fair value / Price risk

The Group is exposed to price risk from changes in fair value from short-term investments held by the Group that are classified as fair value through profit and loss. To manage the risk arising from investments, surplus liquidity may be invested primarily in liquid assets with low risk, investment grade BBB- or better rated. All of the short-term investments matured during 2022 and as at December 31, 2022 and 2023, respectively, the Group had no investments at fair value.

During the year ended December 31, 2023, the Group issued Convertible Notes which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group's own credit risk are recognized in other comprehensive income. Amounts recorded in other comprehensive income related to credit risk are not subject to recycling in profit or loss, but are transferred to retained earnings when realized. Fair value changes relating to market risk are recognized in finance income in the consolidated statement of operations. The fair value of the Convertible Notes as of December 31, 2023 was $324 million.

For details on the fair value on Convertible Notes, see Note 19 Financial instruments per category.

Sensitivity

For details on sensitivity to changes in fair value on Convertible Notes, see Note 19 Financial instruments per category.

Commodity price risk

The Group is exposed to risk related to the price and availability of ingredients. Profitability is dependent on, among other things, the Group’s ability to anticipate and react to availability of ingredients and inflationary pressures. Currently, the main ingredient in the Group’s products is oat. The Group purchases oats from millers in Belgium, Sweden, Finland, the United States, Malaysia and China, so supply may be particularly affected by any adverse events in these countries and regions. The prices of oats and other ingredients used, such as rapeseed oil, are subject to many factors beyond the Group’s control, including poor harvests due to adverse weather conditions, natural disasters and changes in world economic conditions, including as a result of health epidemics such as the COVID-19 pandemic and the conflicts in Ukraine and the Red Sea. Oat prices and other ingredients such as rapeseed oil are normally agreed to annually with suppliers for the following year based on the outcome of the current year harvest.

The Group believes it will be able to address material commodity increases by either increasing prices or reducing operating expenses. However, increases in commodity prices, without adjustments to pricing, or reduction to operating expenses, or a delay in pricing actions, could increase costs and increase loss as a share of revenue. In addition, macro-economic and competitive conditions could make additional price increases difficult.

A general commodity cost price increase of 5% would have increased the Group’s 2023 commodity costs by $12.0 million (2022: $11.2 million).

3.1.2.
Credit risk

Credit risk arises primarily from cash and cash equivalents and debt instruments carried at amortized cost.

Financial counterparty credit risk is managed on a Group basis. The external financial counterparties must be high-quality international credit institutions or other major participants in the financial markets, in each case, with a minimum investment grade rating BBB- / Baa3. The rating of the financial counterparties used during 2023 and 2022 were in the range from BBB to AA+.

Customer and supplier credit risk is mitigated through credit risk assessment, credit limit setting in case of payment obligations overdue and through the contractual terms. There are no significant concentrations of credit risk in regards of exposure to specific industry sectors and/or regions. For the year ended December 31, 2023, one customer in the foodservice channel represented approximately 12% (2022: 14%) of total revenue. The Group has not had any incurred credit losses from this customer historically.

The Group has primarily one type of debt instrument carried at amortized cost, subject to the expected credit loss model: trade receivables.

Trade receivables

The Group applies the simplified approach to measuring expected credit losses, which uses a lifetime expected loss allowance for all trade receivables.

To measure the expected credit losses, trade receivables have been grouped based on days past due. The expected loss rates are based on sales over a period of 36 months before December 31, 2023, and the corresponding historical credit losses experienced within this period. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the customers to settle the receivables. In cases when the Group has more information on customers than the statistical model reflects, a management overlay is made for those specific customers. Historically, the Group has experienced immaterial credit losses. Based on the historical data of low credit losses together with a forward-looking assessment, the expected credit loss for trade receivables is not material. The Group has during 2023 and 2022 no significant impairment losses relating to specific customers.

The aging of the Group’s trade receivables is as follows:

	2023	2022
Current	92,293	83,020
1-30 days past due	15,127	9,739
31-60 days past due	2,488	4,630
61-90 days past due	1,381	1,431
91- days past due	2,882	5,865
Gross carrying amount	114,171	104,685
Allowance for expected credit losses	(1,220)	(3,730)
Net carrying amount	112,951	100,955

The movements in the Group’s allowance for expected credit losses of trade receivables are as follows:

	2023	2022
As at January 1	(3,730)	(883)
Increase of allowance recognized in statement of operations during the year	(720)	(3,666)
Receivables written off during the year as uncollectible	1,912	205
Unused amount reversed	1,331	578
Translation differences	(13)	36
As at December 31	(1,220)	(3,730)

Trade receivables are written off where there is no reasonable expectation of recovery. Assessments are made individually, in each case, based on indicators that there is no reasonable expectation of recovery. Indicators include, among others, the failure of a debtor to engage in a repayment plan with the Group. Impairment losses on trade receivables are presented as selling, general and administration expenses within operating loss. Subsequent recoveries of amounts previously written off are credited against the same line item.

3.1.3.
Liquidity risk

Liquidity risk is the Group’s risk of not being able to meet the short-term payment obligations due to insufficient funds. Management monitors rolling forecasts of the Group’s liquidity reserve (comprising the undrawn borrowing facilities below) and cash and cash equivalents on the basis of expected cash flows. This is monitored at Group level with input from local management. In addition, the

Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring balance sheet liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans. Due to the dynamic nature of the underlying businesses, Group Treasury maintains flexibility in funding by maintaining availability under committed credit lines.

As at December 31, 2023, the Group held cash and cash equivalents of $249.3 million (2022: $82.6 million) that are available for managing liquidity risk. The Group has both long-term and short-term financing with credit institutions.

The Company has a European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) which was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in October 2025. The loan facility and interest margin remain unchanged. As of December 31, 2023 and December 31, 2022, the Group had €2.5 million (equivalent of $2.8 million) and €3.8 million (equivalent of $4.0 million), respectively, outstanding on the EIF Facility, including accrued interest.

On April 18, 2023, the Company entered into a Term Loan B Credit Agreement (“TLB Credit Agreement") with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly installments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of December 31, 2023 the Group had $132.8 million outstanding on the TLB Credit Agreement, including accrued interest.

On April 18, 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of December 31, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement. As of December 31, 2022, the Group had utilized loan amounts under the previous SRCF agreement of SEK 507 million (equivalent of $48.6 million), including accrued interest.

On May 23, 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the HH Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the HH Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 28 Convertible Notes for more information on the Company’s Convertible Notes.

The EIF Facility, TLB Credit Agreement and the SRCF Agreement benefit from the same guarantees. The primary assets pledged as security for these loans are:

•
Shares in substantially all group companies
•
Material bank accounts
•
Material intra-group loans
•
Material intellectual property
•
For the group companies in Sweden, floating charges in the aggregate amount of SEK 200 million (equivalent of $20.0 million)
•
Real property mortgage certificates in Sweden, in the amount of SEK 92 million (equivalent of $9.2 million)
•
For group companies in the United Kingdom, United States, Hong Kong, Singapore, and the Netherlands floating charges covering essentially all the assets in these companies.

In November 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $20.7 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility. In November 2023, the CMB Credit Facility was terminated.

In total, the Group had access to undrawn bank overdraft facilities at the end of the reporting period amounting to $210.3 million (2022: $318.4 million).

For changes in facilities and borrowings after the reporting period, see Note 36 Events after the end of the reporting period.

3.1.4.
Refinancing risk

Refinancing risk is defined as the risk for difficulties in refinancing the Group, that financing cannot be achieved, or can only be achieved at a higher cost. Liabilities to credit institutions and available facilities within the Group has an weighted average maturity of 41 months per December 31, 2023 (2022: 16 months).

The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company.

For changes in facilities and borrowings during the reporting period, see above Note 3.1.3 Liquidity risk.

For changes in facilities and borrowings after the reporting period, see Note 36 Events after the end of the reporting period.

The tables below analyze the Group’s financial liabilities into maturity groupings based on their contractual maturities for:

a)
all non-derivative financial liabilities; and
b)
derivative financial instruments for which the contractual maturities represent the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

December 31, 2023	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	4,208	12,625	15,892	35,121	66,486	134,332	89,002
Convertible Notes	—	—	—	546,842	—	546,842	323,528
Liabilities to credit institutions	5,503	14,617	19,262	171,296	—	210,678	120,305
Trade payables	64,368	—	—	—	—	64,368	64,368
Total non-derivatives	74,079	27,242	35,154	753,259	66,486	956,220	597,203

December 31, 2022	Less than 3 months	Between 3 months and 1 year	Between 1 and 2 years	Between 2 and 5 years	After 5 years	Total contractual cash flows	Carrying amount
Non-derivatives
Lease liabilities	4,671	14,015	13,328	35,201	113,277	180,492	99,108
Liabilities to credit institutions	49,327	1,127	1,443	1,376	—	53,273	52,590
Trade payables	82,516	—	—	—	—	82,516	82,516
Total non-derivatives	136,514	15,142	14,771	36,577	113,277	316,281	234,214

Derivatives
Foreign currency forward contracts- inflows	(47,850)	—	—	—	—	(47,850)	—
Foreign currency forward contracts- outflows	48,238	—	—	—	—	48,238	—
Total derivatives	388	—	—	—	—	388	316

3.2.
Capital management

The Group’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that the Group can continue its business and provide future returns for shareholders and maintain an optimal capital structure to reduce the cost of capital. In order to maintain or adjust the capital structure, the Group may issue new shares or sell assets to reduce debt. Capital is calculated as “equity attributable to shareholders of the parent” as shown in the balance sheet plus total borrowings (including Convertible Notes, current and non-current liabilities to credit institutions and lease liabilities as shown in the balance sheet) less cash and cash equivalents.

4.
Significant accounting judgments, estimates and assessments

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and equity in the consolidated financial statements and the accompanying disclosures. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events. Uncertainty about these assumptions and the use of accounting estimates may not equal the actual results. This note provides an overview of the areas that involved a higher degree of judgment or complexity.

Revenue recognition—variable consideration

If the consideration in a contract includes a variable amount, the Group estimates the consideration to which the Group will be entitled in exchange for transferring goods to the customer. The Group’s expected discounts and payments for trade promotion activities are analyzed on a per customer basis. The Group estimates the consideration using either the expected value method or the most likely amount method, depending on which method better predicts the amount of consideration to which the Group will be entitled. The most likely amount method is used for contracts with a single contract sum, while the expected value method is used for contracts with more than one threshold due to the complexity and the activities agreed with the individual customer.

Management makes judgments when deciding whether trade promotion activities with a customer should be classified as a reduction to revenue or as a marketing expense. Generally, activities with the individual customer are accounted for as a reduction to revenue whereas costs related to broader marketing activities are classified as marketing expenses.

Valuation of loss carry-forwards

A deferred tax asset is only recognized for loss carry-forwards, for which it is probable that they can be utilized against future tax surpluses and against taxable temporary differences. The majority of the loss carry-forwards as at December 31, 2023 and 2022 are not recognized in the Group as these are not expected to be utilized in the foreseeable future. Refer to Note 13 Income tax for further details.

Leases—Determining the lease term of contracts with renewal and termination options—Group as lessee

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated).

The majority of the extension options in properties and production equipment have not been included in the lease liability, primarily due to the fact that the Group could replace the assets without significant cost or business disruption.

The lease term is reassessed when it is decided that an option will be exercised (or not exercised) or the Group becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 17 Leases for further details.

Leases—Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (“IBR”) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term and, with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group “would have to pay,” which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions). The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating).

Embedded leases

The Group has supplier contracts that have been reviewed in order to assess if the agreements contain embedded leases. There is judgment involved in assessing if an arrangement contains an embedded lease. The general rule is that an arrangement contains a lease if (1) there is an explicit or implicit identified asset in the contract, and (2) the customer controls use of the identified asset. For supplier contracts entered into during 2023, the Group has concluded that there are no embedded leases. For three supplier contracts entered into during 2022 and 2021, the Group concluded that there were embedded leases. The lease liability for these embedded leases as of December 31, 2023 was approximately $9.2 million (2022: $10.5 million). For all other contracts and amendments, the Group has concluded that these agreements do not contain any embedded leases since it does not have the right to direct how and for what purpose the assets are used throughout the period of use.

Inventories

Inventories are valued at the lowest of cost and net realizable value. The cost of conversion of inventories includes a systematic allocation of fixed and variable production overheads. The allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Normal capacity is the production expected to be achieved on average over a number of periods under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. Management makes judgments and estimates when determining normal capacity and unallocated overheads are recognized as an expense in the period in which they are incurred.

For estimation of obsolescence, assumptions are required in relation to forecast sales volumes and inventory balances. In situations where excess inventory balances are identified, estimates of net realizable values for the excess volumes are made. For further detailed information on write-downs of inventories, refer to Note 20 Inventories.

Test of impairment of non-financial assets, including goodwill

In accordance with the accounting principle presented in Note 2 Summary of significant accounting policies the Group performs tests annually and if there are any indications of impairment to determine whether there is a need for impairment of goodwill. Other non-financial assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Group considers the relationship between its market capitalization and its book value, among other factors, when reviewing for indicators of impairment. At a few occasions towards the end of 2023 the market capitalization of the Group was in level or below the book value of its equity, indicating a potential impairment of goodwill and impairment of the non-financial assets of the cash-generating units (“CGUs”). In addition, the overall macroeconomic uncertainty around the world added to the indication of potential impairment. Based on this, Management decided, as of December 31, 2023, to perform impairment tests for all the three operating segments, not only for the CGU containing goodwill. At present, the Group only has goodwill allocated to the operating segment EMEA.

Recoverable amounts for cash generating units are established through the calculation of the value in use. The calculation of the value in use is based on estimated future cash flows. The Group has determined that long-term EBITDA margin, the discount rate and the long-term growth rate are the most significant assumptions in the impairment test. For further details on the test of impairment of goodwill refer to Note 15 Intangible assets and for the test of other non-financial assets refer to Note 16 Property, plant and equipment.

Share-based compensation

The Group measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of share-based payment transactions including sensitivity analysis are disclosed in Note 9 Share-based compensation.

Convertible Notes

The Group has Convertible Notes which are classified as liabilities at the initial date of recognition at fair value through profit or loss. Fair value changes relating to the Group's own credit risk are recognized in other comprehensive income. The fair value is estimated using a model, which requires the determination of the appropriate inputs. The assumptions and models used for estimating the fair value of the Convertible Notes including sensitivity analysis are disclosed in Note 19 Financial instruments per category.

Assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, to establish a strategic partnership pursuant to which Oatly, Inc. will sell its manufacturing facility in Ogden, Utah to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF will acquire a majority of the assets that are used in the operation of the manufacturing facility in Ogden, Utah (the “Ogden Facility”) and assume the obligations arising under the real property leases and certain contracts for and related to the Ogden Facility. The Company will continue to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company will continue to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. The criteria to be classified as held for sale at that date is considered to be met for the following reasons:

•
The assets subject to the Asset Purchase Agreement are available for immediate sale and can be sold to the buyer in their current condition.
•
The actions to complete the sale were initiated and expected to be completed within one year from the date of initial classification.
•
The Asset Purchase Agreement was signed on December 30, 2022.

Refer to Note 35 Non-current assets held for sale for further details.

Asset impairment charges and other costs related to discontinued construction of production facilities

Management makes assumptions and estimates when determining the non-cash impairment charges and other costs relating to the production facilities for which the decision has been made to discontinue construction. Management estimates the fair value less costs of disposal of property, plant and equipment and decommissioning costs based on a combination of data including agreements, quotes, input from suppliers and surveyors, and other market data.

5.
Segment information

5.1.
Revenue Adjusted EBITDA and EBITDA

For the year ended December 31, 2023 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	402,168	250,264	130,916	—	—	783,348
Intersegment revenue	1,725	—	7,317	—	(9,042)	—
Total segment revenue	403,893	250,264	138,233	—	(9,042)	783,348
Adjusted EBITDA	42,951	(28,137)	(64,595)	(107,780)	—	(157,561)
Share-based compensation expense	(1,781)	(3,531)	(4,704)	(11,430)	—	(21,446)
Restructuring costs(1)	(1,103)	(3,062)	(2,954)	(7,641)	—	(14,760)
Asset impairment charges and other costs related to discontinued construction of production facilities(2)	(158,551)	(43,009)	—	—	—	(201,560)
Costs related to the YYF Transaction(3)	—	(375)	—	—	—	(375)
Legal settlement(4)	—	—	—	(9,250)	—	(9,250)
Non-controlling interests	—	—	(186)	—	—	(186)
EBITDA	(118,484)	(78,114)	(72,439)	(136,101)	—	(405,138)
Finance income	—	—	—	—	—	117,876
Finance expenses	—	—	—	—	—	(69,029)
Depreciation and amortization	—	—	—	—	—	(51,874)
Loss before tax	—	—	—	—	—	(408,165)

For the year ended December 31, 2022 (in thousands of U.S. dollars)	EMEA	Americas	Asia	Corporate*	Eliminations**	Total
Revenue
Revenue from external customers	345,509	223,880	152,849	—	—	722,238
Intersegment revenue	34,940	820	3,659	—	(39,419)	—
Total segment revenue	380,449	224,700	156,508	—	(39,419)	722,238
Adjusted EBITDA	(10,298)	(62,837)	(75,183)	(119,605)	—	(267,923)
Share-based compensation expense	(4,314)	(4,485)	(6,973)	(19,694)	—	(35,466)
Restructuring costs(1)	(918)	(797)	(309)	(2,391)	—	(4,415)
Asset impairment charge and other costs related to assets held for sale(3)	—	(39,581)	—	—	—	(39,581)
EBITDA	(15,530)	(107,700)	(82,465)	(141,690)	—	(347,385)
Finance income	—	—	—	—	—	15,256
Finance expenses	—	—	—	—	—	(16,665)
Depreciation and amortization	—	—	—	—	—	(48,600)
Loss before tax	—	—	—	—	—	(397,394)
* Corporate consists of general overhead costs not allocated to the segments.

** Eliminations in 2023 refer to intersegment revenue for sales of products from EMEA to Asia and from Asia to EMEA. Eliminations in 2022 primarily refer to intersegment revenue for sales of products from EMEA to Asia.

(1)
Relates primarily to severance payments as the Company continues to adjust its organizational structure to the macro environment, and inventory write-offs related to the Company’s strategy reset in the Asia segment.
(2)
Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $172.6 million in non-cash impairments and $29.0 million in restructuring and other exit costs relating to these production facilities.
(3)
Relates to the Ya YA Foods USA LLC transaction (the “YYF Transaction”). See Note 35 Non-current assets held for sale for further details.
(4)
Relates to US securities class action litigation settlement expenses.

5.2.
Non-current assets by country

Non-current assets for this purpose consists of property, plant and equipment and right-of-use assets:

	2023	2022
China	123,542	122,495
Sweden	120,864	108,073
US	102,883	130,295
UK	44,413	186,759
Singapore	26,115	29,944
Other	30,862	23,984
Total	448,679	601,550

Following certain events during the fourth quarter, the Company decided to discontinue the construction of its new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Company recorded $155.9 million in non-cash impairments related to non-current assets, of which $20.7 million relating to US and $135.2 million relating to UK. See Note 16 Property, plant and equipment and Note 17 Leases for further information.

5.3.
Revenue from external customers, broken down by location of the customers

The Group is domiciled in Sweden. The amount of its revenue from external customers, broken down by location of the customers, is shown in the table below.

	2023	2022
US	247,049	220,981
UK	134,967	124,948
China	119,507	134,001
Germany	104,854	79,764
Sweden	47,273	48,749
The Netherlands	26,921	25,582
Finland	22,178	23,353
Other	80,599	64,860
Total	783,348	722,238

5.4.
Revenue from external customers, broken down by channel and segment

Revenue from external customers, broken down by channel and segment, is shown in the table below.

Year Ended December 31, 2023	EMEA	Americas	Asia	Total
Retail	331,635	127,690	19,630	478,955
Foodservice	68,619	116,811	85,127	270,557
Other	1,914	5,763	26,159	33,836
Total	402,168	250,264	130,916	783,348

Year Ended December 31, 2022	EMEA	Americas	Asia	Total
Retail	285,797	118,870	17,454	422,121
Foodservice	58,867	101,166	100,031	260,064
Other	845	3,844	35,364	40,053
Total	345,509	223,880	152,849	722,238

Other is primarily related to e-commerce, both direct-to-consumer and through third-party platforms.

Revenues of approximately 12% in 2023 (2022: 14%) were derived from a single external customer in the foodservice channel. These revenues are attributed to the Americas and Asia segments.

Oatmilk accounted for approximately 90% and 89% of the Group’s revenue in the years ended December 31, 2023 and 2022, respectively.

6.
Renumeration to auditors

For the year ended December 31 (in thousands of U.S. dollars)	2023	2022
EY
Audit Fees	7,520	6,920
Audit Related Fees	80	75
Tax Fees	8	9
All Other Fees	140	—
Total	7,748	7,004
Other auditors
Audit services	140	136
Tax consultancy services	15	—
Other services	28	119
Total	183	255

Audit services relate to the examination of the annual report and the accounting as well as the Board of Directors’ and CEO’s administration, all other tasks incumbent on the Company’s auditor as well as any consultancy or other services brought about by the observations made during such an examination or the performance of other such tasks.

7.
Depreciation, amortization and impairment by function

	2023
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(30,868)	(7,970)	—	(38,838)
Research and development expenses	(1,060)	(323)	(124)	(1,507)
Selling, general and administrative expenses	(1,100)	(5,208)	(5,221)	(11,529)
Total depreciation/amortization/impairment by function(1)	(33,028)	(13,501)	(5,345)	(51,874)

(1)
The impairment related to discontinued construction of certain production facilities is included in Other operating income and (expenses), net in the consolidated statement of operations. Refer to Note 16 Property, plant and equipment and Note 17 Leases for further details.

	2022
	Property, plant and equipment	Right-of-use assets	Intangible assets	Total
Cost of goods sold	(31,372)	(8,427)	—	(39,799)
Research and development expenses	(490)	(186)	(89)	(765)
Selling, general and administrative expenses	(572)	(4,476)	(2,988)	(8,036)
Total depreciation/amortization/impairment by function(1)	(32,434)	(13,089)	(3,077)	(48,600)

(1) The impairment related to the assets held for sale is included in Other operating income and (expenses), net in the consolidated statement of operations. Refer to Note 35 Non-current assets held for sale for details on the YYF Transaction.

8.
Employee and personnel costs

The disclosure amounts are based on the expense recognized in the consolidated statement of operations.

Salaries, other benefits and social security expenses	2023	2022
Salaries and other remuneration (of which bonus)	(150,026) (8,570)	(151,444) (8,609)
Social security costs	(23,255)	(24,241)
Share-based payments(1)	(21,446)	(35,466)
Pension and post-employment benefits	(9,542)	(9,208)
Total	(204,269)	(220,359)

(1) Refer to Note 9 Share-based compensation for further details.

Employee benefits expenses by function	2023	2022
Cost of goods sold	(37,671)	(51,106)
Research and development expenses	(12,431)	(13,739)
Selling, general and administrative expenses	(154,167)	(155,514)
Total	(204,269)	(220,359)

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives	2023	2022
Short-term employee benefits(1)	(11,120) (1,037)	(8,207) (461)
Pension and post-employment benefits	(628)	(638)
Share-based payments(2)	(9,151)	(19,011)
Social security costs	(3,404)	(3,780)
Total	(24,303)	(31,636)

(1) For the twelve months ended December 31, 2023, severance pay of $2.5 million is included in short-term employee benefits.

(2) Refer to Note 9 Share-based compensation for further details.

During the year ended December 31, 2023, key management consisted of an average of 14 members of management, including Executive Officers (CEO and CFO) and excluding the Board of Directors (2022: 14 members). As of December 31, 2023, key management consisted of 14 members.

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
	2023
For the year ended December 31 (in thousands of U.S. dollars)	Base salary/board fee	Variable remuneration(1)	Other remuneration(2)	Pension costs	Share-based compensation expense(3)		Total
Board member Steven Chu	(83)	—	—	—	(51)	(4)	(134)
Board member Frances Rathke	(83)	—	—	—	(51)	(4)	(134)
Board member Hannah Jones	(70)	—	—	—	(51)	(4)	(121)
Board member Bernard Hours	(60)	—	—	—	(51)	(4)	(111)
Board member Mattias Klintemar(5)	(93)	—	—	—	—		(93)
Board member Martin Brok	(41)	—	—	—	(36)	(6)	(77)
Chairman of the Board Eric Melloul	(70)	—	—	—	—		(70)
Board member Yawen Wu	(70)	—	—	—	—		(70)
Board member Ann Chung	(70)	—	—	—	—		(70)
Board member Calvin Tuen-Muk Lai Shu	(66)	—	—	—	—		(66)
Board member Eric Xin Wang	(35)	—	—	—	—		(35)
Board member Tim Zhang(7)	(28)	—	—	—	—		(28)
Chief Executive Officer Toni Petersson	(333)	—	(1,277)	(156)	(1,061)	(8)	(2,827)
Chief Executive Officer Jean-Christophe Flatin(9)	(477)	(119)	(53)	(16)	(832)	(10)	(1,497)
Other senior executives (13 persons)	(5,288)	(918)	(1,881)	(457)	(9,542)		(18,085)
Employee representatives
Lillis Härd	(1)	—	—	—	—		(1)
Total remuneration to board members, CEO and other senior executives	(6,867)	(1,037)	(3,211)	(628)	(11,676)		(23,420)

(1) Variable remuneration relates to bonus compensation awarded by the Company’s remuneration committee in its discretion for recognition of the executive’s performance and advancement of the Company’s strategic business plan.

(2) Other remuneration is comprised of car benefit, holiday allowance and health insurance. For Mr. Petersson, other remuneration includes severance pay of $943,874.

(3) Amounts represent the expense recognized, in accordance with IFRS 2, in our consolidated statement of operations, based on the grant date fair value, rather than the amounts paid to or realized by the named individual.

(4) Represents RSUs granted in 2022 and 2023.

(5) Mr. Klintemar resigned from the Board of Directors, effective December 31, 2023.

(6) Represents RSUs granted in 2023.

(7) Mr. Zhang resigned from the Board of Directors, effective June 2, 2023.

(8) Represents stock options granted in 2021 and 2022. The amount of $1,061,164 represents the expense recognized during 2023 for the stock options that vested in May 2023. Does not include income to the Company of $2,524,854 recorded in our consolidated statement of operations as a result of unvested, stock options that were forfeited upon Mr. Petersson’s departure as our CEO, effective June 1, 2023.

(9) Represents compensation for service as CEO from June 1, 2023, through December 31, 2023.

(10) Represents stock options and RSUs granted in 2022 and 2023.

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
	2022
For the year ended December 31 (in thousands of U.S. dollars)	Base pay/Board fees	Variable remuneration	Other remuneration	Pension	Share-based compensation expense	Total
Chairman of the Board Eric Melloul	(70)	—	—	—	—	(70)
Board member Bernard Hours	(60)	—	—	—	(77)	(137)
Board member Frances Rathke	(83)	—	—	—	(77)	(160)
Board member Steven Chu	(83)	—	—	—	(77)	(160)
Board member Hannah Jones	(70)	—	—	—	(77)	(147)
Board member Mattias Klintemar	(93)	—	—	—	—	(93)
Board member Ann Chung	(70)	—	—	—	—	(70)
Board member Yawen Wu	(70)	—	—	—	—	(70)
Board member Tim Zhang	(70)	—	—	—	—	(70)
Board member Tomakin Lai	(50)	—	—	—	—	(50)
Board member Calvin Tuen-Muk Lai Shu	(10)	—	—	—	—	(10)
Chief Executive Officer Toni Petersson	(752)	(75)	(121)	(249)	(5,662)	(6,859)
Other senior executives (13 persons)	(5,785)	(386)	(359)	(389)	(13,041)	(19,960)
Total remuneration to board members, CEO and other senior executives	(7,266)	(461)	(480)	(638)	(19,011)	(27,856)

For the CEO, a notice period of 6 months applies if a termination of employment should be initiated by the Company. Should a termination of employment be initiated by the CEO, the notice period is 3 months.

For other senior executives employed in Sweden, a mutual notice period of 6 months applies for everyone.

For other senior executives employed in countries outside of Sweden notice period varies between 0-6 months if its initiated by the Company and 3-6 months from the employee's side.

Average number of employees per geographical breakdown	2023			2022
For the year ended December 31	Total amount	Men	Women	Total amount	Men	Women
Sweden	644	306	338	708	345	363
Norway	2	1	1	2	1	1
Finland	13	5	8	12	6	6
Denmark	4	2	2	2	2	—
Germany	70	30	40	60	25	35
Netherlands	70	46	24	61	41	20
Austria	8	5	3	6	4	2
Spain	3	3	—	1	1	—
UK	56	23	33	48	20	28
US	328	161	167	414	214	200
China	511	273	238	512	276	236
Hongkong	4	2	2	6	3	3
Singapore	54	39	15	48	36	12
France	6	4	2	—	—	—
Australia	2	1	1	—	—	—
Total	1,775	901	874	1,880	974	906

Gender distribution in management	2023			2022
For the year ended December 31	Total amount	Men	Women	Total amount	Men	Women
Board members	14	10	4	12	8	4
CEO and other senior executives	14	9	5	14	10	4
Total Group	28	19	9	26	18	8

9.
Share-based compensation

2021 Plan

During the year ended December 31, 2021, in connection with the initial public offering (“IPO”), the Company implemented a new incentive award program, the 2021 Incentive Award Plan (“2021 Plan”). The principal purpose of the 2021 Plan is to attract, retain and motivate selected employees, consultants and members of the Board of Directors through the granting of share-based compensation awards and cash-based performance bonus awards from 2021 and onwards. 69,496,515 shares have been reserved for grants pursuant to a variety of share-based compensation awards, including, but not limited to, stock options and restricted stock units (“RSUs”). To secure the future delivery of shares under the 2021 Plan, the Company’s shareholders resolved to issue 69,496,515 warrants. The right to subscribe for the warrants vests only in the Company. See Note 25 Equity.

RSUs

During the twelve months ended December 31, 2023, the Company, under the 2021 Plan, granted 5,479,454 RSUs, of which 1,281,751 RSUs were granted to members of key management, including the Executive Officers (CEO and CFO), and the Board of Directors. 2,740,334 RSUs vested during the period, of which 468,787 were to key management. The RSUs are accounted for as equity-settled share-based payment transactions. The RSUs are measured based on the fair market value of the underlying ordinary shares on the date of grant. The RSUs granted to employees under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The RSUs granted to members of its Board of Directors vest on the date of the next Annual General Meeting of shareholders following the grant date, subject to continued service on the applicable vesting date.

Activity in the Group’s RSUs outstanding and related information is as follows:

	Weighted average grant date fair value ($)	Number of RSUs
As of December 31, 2021	14.67	1,701,007
Granted during the period	3.07	8,024,889
Forfeited during the period(1)	5.17	(1,035,380)
Vested during the period	14.96	(542,922)
As of December 31, 2022	4.42	8,147,594
Granted during the period	1.75	5,479,454
Forfeited during the period(2)	3.22	(2,470,898)
Vested during the period	3.15	(2,740,334)
As of December 31, 2023	2.91	8,415,816

(1)
Includes 493,856 forfeited RSUs related to the Company’s organizational restructuring and the YYF Transaction. Refer to Note 35 Non-current assets held for sale for details on the YYF Transaction.
(2)
Includes 961,990 forfeited RSUs related to the Company’s organizational restructuring during the year ended December 31, 2023.

Employee stock options

During the twelve months ended December 31, 2023, the Company, under the 2021 Plan, granted 11,111,723 stock options of which 7,941,720 were granted to members of key management. 5,929,995 stock options vested during the period, of which 4,597,965 were to key management. The stock options are accounted for as equity-settled share-based payment transactions. For stock options granted under the 2021 Plan, the exercise price is equal to the fair value of the ordinary shares on grant date. The stock options granted to participants under the 2021 Plan vest in equal installments on each of the first three anniversaries of the date of grant, subject to continued service. The stock options expire, in relation to each installment under the vesting schedule, five years after vesting, corresponding to a total term of six, seven and eight years for the respective installment.

Activity in the Group’s stock options outstanding and related information is as follows:

	Weighted average exercise price ($)	Number of employee stock options
As of December 31, 2021	16.86	6,958,312
Granted during the period	3.45	9,651,313
Forfeited during the period(1)	6.71	(2,204,399)
Expired during the period	17.00	(66,174)
As of December 31, 2022	9.40	14,339,052
Granted during the period	1.75	11,111,723
Forfeited during the period(2)	5.88	(3,615,022)
Expired during the period	11.88	(546,562)
As of December 31, 2023	5.98	21,289,191
Vested and exercisable as of December 31, 2023	10.19	7,637,924

(1)
Includes 1,213,585 forfeited stock options related to the Company’s organizational restructuring during the year ended December 31, 2022.
(2)
Includes 2,581,696 forfeited stock options related to the Company’s organizational restructuring during the year ended December 31, 2023.

The fair value at grant date of the stock options granted during the financial year 2023 was $0.98 for the May 2023 grant date, $1.09 for the July 2023 grant date and $0.43 for the November 2023 grant date. The fair value at grant date of the stock options granted during the financial year 2022 was $1.49 for the May 2022 grant date and $0.86 for the November 2022 grant date. The fair value at grant date of the stock options granted during the financial year 2021 was $6.24 for the May 2021 grant date and $3.67 for the November 2021 grant date. The fair value of the stock options at grant date has been determined using the Black-Scholes option-pricing model, which takes into account the exercise price, the expected term of the stock options, the share price at grant date, expected price volatility of the underlying share, the expected dividend yield, the risk-free interest rate for the term of the stock options and the correlations and volatilities of the peer group companies. The Company does not anticipate paying any cash dividends in the near future and therefore uses an expected dividend yield of zero in the option valuation model.

The following tables lists the inputs to the Black-Scholes option-pricing model used for employee stock options granted during the financial year 2023, 2022 and 2021, respectively:

	2023	2022	2021
Expected term (years)	6-8	6-8	6-8
Weighted-average share price at grant date	1.75	3.45	16.86
Expected price volatility of the Company's shares (%)	50.00-55.00	35.00-37.00	33.00
Risk-free interest rate (%)	3.84-4.61	2.81-3.96	1.09-1.48

Valuation assumptions are determined at each grant date and, as a result, are likely to change for share-based awards granted in future periods. Changes to the input assumptions could materially affect the estimated fair value of the employee stock options. The sensitivity analysis below shows the impact of increasing and decreasing the share price by 30%, expected volatility by 10% as well as the impact of increasing and decreasing the expected term by 12 months.

This analysis was performed on stock options granted in 2023. The following table shows the impact of these changes on fair value per employee stock option granted 2023:

2023
Share price increase 30%	0.44
Share price decrease 30%	(0.40)
Volatility increase 10%	0.12
Volatility decrease 10%	(0.13)
Expected life increase 12 months	0.06
Expected life decrease 12 months	(0.07)

Share-based payments expense was $21.4 million for the twelve months ended December 31, 2023 (2022: $35.5 million).

10.
Other operating income and (expenses), net

	2023	2022
Impairment charges related to discontinued construction of certain production facilities (Note 15,16,17,18,22)	(172,588)	—
Other costs related to discontinued construction of certain production facilities (Note 27)	(28,972)	—
Legal settlement expenses (Note 27)	(9,250)	—
Impairment charge related to assets held for sale (Note 35)	—	(38,292)
Other costs related to assets held for sale (Note 35)	—	(1,289)
Exchange rate differences (Note 12)	(2,991)	(3,776)
Other	(851)	2,406
Other operating income and (expenses), net	(214,652)	(40,951)

11.
Finance income and expenses

	2023	2022
Interest income	12,666	2,144
Other financial income	329	—
Fair value changes on derivatives	611	—
Fair value changes on Convertible Notes	96,445	—
Net foreign exchange difference	7,825	13,112
Total finance income	117,876	15,256
Interest expenses on loan from credit institutions	(20,187)	(5,784)
Interest expenses on lease liabilities	(6,779)	(8,144)
Interest expenses on Convertible Notes	(22,367)	—
Fair value changes on derivatives	—	(287)
Fair value changes on short-term investments	—	(1,821)
Other financial expenses	(19,696)	(629)
Total finance expenses	(69,029)	(16,665)

Interest expense on the Convertible Notes is the nominal coupon rate of 9.25%. Fair value changes on Convertible Notes contains the fair value changes less the coupon rate and changes in credit risk. See Note 3 Financial risk management and Note 28 Convertible Notes.

Other financial expenses for year ended December 31, 2023 mainly consist of $17.5 million in transaction costs relating to the issuance of Convertible Notes, and $1.4 million in previously capitalized and amortized transaction costs relating to the previous Sustainable Revolving Credit Facility Agreement (the “SRCF Agreement”) that were expensed in connection with the extinguishment of the liability. See Note 26 Liabilities to credit institutions for further information on the SRCF Agreement.

12.
Net exchange rate differences

The exchange-rate differences recognized in the consolidated statement of operations are included as follows:

	2023	2022
Other operating income and (expenses), net (Note 10)	(2,991)	(3,776)
Finance income and expenses (Note 11)	7,825	13,112
Exchange-rate differences—net	4,834	9,336

13.
Income tax

The major components of income tax (expense)/benefit for the year ended December 31, 2023 and 2022 are as follows:

	2023	2022
Current tax:
Current income tax (expense)/benefit	(10,892)	(3,250)
Adjustments in respect of income tax of previous years	(2,282)	1,724
	(13,174)	(1,526)
Deferred tax:
Relating to origination and reversal of temporary differences	4,279	6,353
	4,279	6,353
Income tax (expense)/benefit reported in the consolidated statement of operations	(8,895)	4,827

Reconciliation of tax (expense)/benefit and the accounting loss multiplied by Sweden’s corporate tax rate:

	2023	2022
Accounting loss before tax	(408,165)	(397,394)
At Sweden’s corporate income tax rate of 20,6%	84,082	81,863
Effect of tax rates in foreign jurisdictions	3,028	(803)
Non-taxable income	170	7
Non-deductible costs	(4,352)	(8,978)
Adjustments in respect of income tax of previous years	(2,282)	1,724
Change in unrecognized deferred taxes	(89,262)	(69,219)
Tax effect of changes in tax rates	(304)	112
Other	25	121
Income tax expense/(benefit)	(8,895)	4,827

Deferred tax

Deferred tax relates to the following:

	2023	2022
Property, plant and equipment	(3,759)	(11,287)
Lease right-of-use asset	(9,899)	(29,474)
Lease liability	9,470	30,750
Inventory	2,900	4,103
Loss allowances for financial assets	203	289
Accrued interest	234	1,798
Accrued expenses	5,098	1,438
Tax losses carried forward	497	4,533
Deferred tax credit	1,296	766
Share based compensation	503	319
Other	3,660	2,625
Net deferred tax assets	10,203	5,860
Reflected in the consolidated statement of financial position as follows:
Deferred tax assets	10,203	5,860

Deferred tax assets and deferred tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority. Deferred income tax assets are recognized for tax loss carry-forwards, temporary differences or other tax credits to the extent that the realization of the related tax benefit through future taxable profits is probable.

A reconciliation of net deferred tax is shown in the table below:

	2023	2022
Balance at January 1	5,860	(384)
Movement recognized in the consolidated statement of operations	4,279	6,353
Exchange differences	64	(109)
Balance at December 31	10,203	5,860

In some subsidiaries, a deferred income tax asset has been recognized to the extent that there are sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity. For the Swedish subsidiaries, no deferred income tax asset was recognized since, according to the Group, the criteria for reporting deferred tax assets in IAS 12 were not met.

Deferred tax assets have not been recognized in respect of the following items:

	2023	2022
Property, plant and equipment(1)	31,138	—
Provisions(2)	6,152	—
Lease liabilities	11,951	2,162
Tax losses carried forward	194,417	112,970
Net interest expense carried forward	12,196	2,061
Total unrecognized deferred tax assets	255,854	117,193

(1)
Relates to impairment charges due to the decision to discontinue the construction of the new production facility in Peterborough, UK. Refer to Note 16 Property, plant and equipment for further details.
(2)
Relates to provisions due to the decision to discontinue the construction of the new production facility in Peterborough, UK. Refer to Note 27 Provisions for further details.

As of December 31, 2023, the Group’s accumulated loss carry-forwards amounted to $947.5 million (2022: $570.6 million). Tax loss carry-forwards as of December 31, 2023 were expected to expire as follows:

Expected expiry	Less than 5 years	Unlimited	Total
Tax loss carry-forwards	4,655	942,816	947,471

The Group has unrecognized tax losses that arose in Sweden of $940.1 million (2022: $548.4 million) that are available indefinitely for offsetting against future taxable profits of the companies in Sweden. Deferred tax assets have not been recognized in respect of these losses as they may not be used to offset taxable profits elsewhere in the Group, they have arisen in companies that have been loss-making for some time, and there is no other evidence of recoverability in the foreseeable future. If the Group were able to recognize all unrecognized deferred tax assets on tax losses in Sweden, the result would increase by $193.7 and $113.0 million for the years ended December 31, 2023 and 2022.

Furthermore, the Group has tax losses in other foreign jurisdictions amounting to $2.7 million (2022: $3.9 million). A deferred tax asset has been recognized in respect of these losses as at December 31, 2023 as it is likely that these will be able to be utilized in the foreseeable future. The measurement of deferred tax assets is subject to uncertainty and the actual result may diverge from judgments due to future changes in business climate, altered tax laws etc. An assessment is made at each closing date of the likelihood that the deferred tax asset will be utilized.

As of December 31, 2023, no deferred tax liability had been recognized on investments in subsidiaries. The Company has concluded it has the ability and intention to control the timing of any distribution from its subsidiaries and determined that the undistributed profits of its subsidiaries will not be distributed in the foreseeable future. It is not practicable to calculate the aggregate amount of temporary differences associated with investments in subsidiaries, for which deferred tax liabilities have not been recognized.

The Company applies significant judgment in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it periodically evaluates positions taken in the tax returns to validate whether it has any uncertain tax positions, particularly those relating to transfer pricing. The tax filings of the Company and the subsidiaries in different jurisdictions include adjustments related to transfer pricing and the taxation authorities may challenge those tax treatments. The Company determined, based on its tax compliance and transfer pricing study, that it is probable that its tax treatments (including those for the subsidiaries) will be accepted by the taxation authorities.

14.
Investments in subsidiaries

The Group had the following subsidiaries as at December 31, 2023:

Name	Proportion of voting rights and shares held (directly or indirectly) (%) 2023	Proportion of voting rights and shares held (directly or indirectly) (%) 2022	Number of shares	Posted value in Oatly Group AB 31 December 2023
Direct ownership
Cereal Base CEBA AB	100%	100%
Indirect ownership			10,414,372	4,986,351
Oatly AB	100%	100%
Oatly UK Ltd	100%	100%
Oatly UK Operations & Supply Ltd	100%	100%
Oatly Germany GmbH	100%	100%
Oatly Switzerland AG	100%	100%
Oatly Austria PTY LDT	100%	100%
Oatly Norway AS	100%	100%
Oatly Spain, S.L.U	100%	100%
Oatly Denmark ApS	100%	100%
Oy Oatly Ab	100%	100%
Oatly Netherlands BV	100%	100%
Oatly Netherlands Operation & Supply BV	100%	100%
Oatly Poland sp. z o.o.	100%	—
Oatly France SAS	100%	—
Oatly EMEA AB	100%	100%
Oatly Sweden Operations & Supply AB	100%	100%
Oatly Singapore Operations & Supply Pte Ltd	100%	100%
Oatly Pte Ltd	100%	100%
Oatly APAC Pte	100%	100%
Oatly Inc	100%	100%
Oatly US Inc	100%	100%
Oatly US Operations & Supply Inc	100%	100%
Oatly Canada Inc	100%	100%
Havrekärnan AB	100%	100%
Havrehuset Fastigheter AB	100%	—
Oatly Australia Pty Ltd	100%	100%
Oatly Hong Kong Holding Ltd	100%	100%
Oatly Shanghai Co. Ltd	100%	100%
Oatly Food Co Ltd	100%	100%
Oatly Thousands of Island Co Ltd	100%	100%
Super planting Shanghai Food and Beverage Co. Ltd	60%	—
Oatly Hainan Trading Co Ltd	100%	—
Dong Plant (Zhuhai) Food and Beverage Co., Ltd.	100%	—

All subsidiaries are wholly owned except Super planting Shanghai Food and Beverage Co. Ltd which is 60% owned. The number of shares equals the number of voting rights.

Name	Registration number	Country of operation / registered office
Direct ownership
Cereal Base CEBA AB	556482-2988	Sweden/Malmö
Indirect ownership
Oatly AB	556446-1043	Sweden/Malmö
Oatly UK Ltd	8038012	United Kingdom/Worthing
Oatly UK Operations & Supply Ltd	12847578	United Kingdom/London
Oatly Germany GmbH	27/459/31354	Germany/Berlin
Oatly Switzerland AG	CHE-181.778.500	Schweiz/Appenzell
Oatly Austria PTY LDT	FN548816h	Austria/Ried im Innkreis
Oatly Norway AS	818976062	Norway/Oslo
Oatly Spain, S.L.U	M-763172	Spain/Madrid
Oatly Denmark ApS	42992836	Denmark/Copenhagen
Oy Oatly Ab	2858489-6	Finland/Helsingfors
Oatly Netherlands BV	73642746	The Netherlands/Vlissingen
Oatly Netherlands Operation & Supply BV	73642754	The Netherlands/Vlissingen
Oatly Poland sp. z o.o.	0000973894	Poland/Warszawa
Oatly France SAS	948 863 709 RCSParis	France/Paris
Oatly EMEA AB	559163-7698	Sweden/Malmö
Oatly Sweden Operations & Supply AB	559163-7680	Sweden/Malmö
Oatly Singapore Operations & Supply Pte Ltd	201931793R	Singapore/Singapore
Oatly Pte Ltd	202009237Z	Singapore/Singapore
Oatly APAC Pte	202010927Z	Singapore/Singapore
Oatly Inc	5175500	USA/Delaware
Oatly US Inc	7713489	USA/Delaware
Oatly US Operations & Supply Inc	7331326	USA/Delaware
Oatly Canada Inc	720693	Canada/Saint John, NB
Havrekärnan AB	556645-7213	Sweden/Landskrona
Havrehuset Fastigheter AB	556891-3338	Sweden/Landskrona
Oatly Australia Pty Ltd	644817327	Australia/Melbourne
Oatly Hong Kong Holding Ltd	1558549	Hong Kong/China, Hong Kong
Oatly Shanghai Co. Ltd	91310000MA1G	China/Shanghai
Oatly Food Co Ltd	91340500MA2WHW8X03	China/Shanghai
Oatly Thousands of Island Co Ltd	91330127MA2KJGFG2Q	China/Shanghai
Super planting Shanghai Food and Beverage Co. Ltd	91310106MAC6K59H3R	China/Shanghai
Oatly Hainan Trading Co Ltd	91460000MA5U11140P	China/Hainan
Dong Plant (Zhuhai) Food and Beverage Co., Ltd.	91440400MACH0YG33W	China/Zhuhai

15.
Intangible assets

		Other Intangible assets
	Goodwill	Capitalized software	Other intangible assets	Ongoing development costs	Total
Cost
At January 1, 2022	130,364	11,167	4,520	3,075	149,126
Additions	—	1,961	1,628	800	4,389
Reclassification	—	2,223	—	(2,223)	—
Exchange differences	(17,460)	(1,530)	(653)	(438)	(20,081)
At December 31, 2022	112,904	13,821	5,495	1,214	133,434
Additions	—	252	1,800	446	2,498
Reclassification	—	555	—	(555)	—
Exchange differences	5,309	698	322	54	6,383
At December 31, 2023	118,213	15,326	7,617	1,159	142,315
Accumulated amortization
At January 1, 2022	—	(1,806)	(1,395)	—	(3,201)
Amortization charge	—	(2,101)	(976)	—	(3,077)
Exchange differences	—	315	217	—	532
At December 31, 2022	—	(3,592)	(2,154)	—	(5,746)
Amortization charge	—	(4,040)	(1,305)	—	(5,345)
Impairment	—	(336)	—	—	(336)
Exchange differences	—	(389)	(173)	—	(562)
At December 31, 2023	—	(8,357)	(3,632)	—	(11,989)
Cost, net accumulated amortization
At December 31, 2022	112,904	10,229	3,341	1,214	127,688
At December 31, 2023	118,213	6,969	3,985	1,159	130,326

Goodwill is in its entirely related to the acquisition of Cereal Base CEBA AB in 2016.

15.1. Test of goodwill impairment

The CEO assesses the operating performance based on the Group’s three operating segments: EMEA, Americas and Asia. Goodwill is monitored by the CEO at the level of the three operating segments. The goodwill existing as at December 31, 2023 and 2022 is entirely attributable to EMEA.

The Group tests whether goodwill has suffered any impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Group performed its annual impairment test as of December 31, 2023 and 2022. For the 2023 and 2022 reporting period, the recoverable amount of the cash-generating unit (“CGU”) was determined based on a value in use calculation, which requires the use of assumptions. The calculations use cash flow projections based on financial budgets approved by Management covering a five-year period.

Cash flows beyond the five-year period are extrapolated using an estimated growth rate of 2.0% (2022: 2.0%). The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used is 10.2% (2022: 10.6%).

The following are key assumptions used in value in use calculations:

•
Long-term EBITDA margin
•
Long-term growth rate
•
Pre-tax discount rate

Management has determined the values assigned to each of the above key assumptions as follows:

•
Long-term EBITDA margin: Based on past performance and management’s expectations for the future when continuing to scale the business.

•
Long-term growth rate: This is the weighted average growth rate used to extrapolate cash flows beyond the budget period. The rates are consistent with forecasts included in industry reports.
•
Pre-tax discount rate: Reflect specific risks relating to the relevant segment and the countries in which they operate.

The recoverable amount exceeds the carrying amount of goodwill.

As of January 1, 2024 the Company changed its operating segments. The new operating segments are Europe & International, North America and Greater China. The goodwill is entirely attributable to Europe & International. Refer to Note 36 Events after the end of the reporting period for further information on the change of operating segments. The recoverable amount exceeds the carrying amount of goodwill also after the change in operating segments.

Sensitivity analysis

The sensitivity analysis is based on the new operating segments as described above and further in Note 36 Events after the end of the reporting period. The recoverable amount would equal the carrying amount if the pre-tax discount rate increased by 2.9 percentage points or if the long-term EBITDA margin decreased by 2.6 percentage points.

16.
Property, plant and equipment

A summary of property, plant and equipment as at December 31, 2023 and December 31, 2022 is as follows:

	Land and buildings	Plant and machinery	Construction in progress	Total
Cost
At January 1, 2022	117,423	199,005	234,385	550,813
Additions	7,719	57,446	122,931	188,096
Sold	—	(982)	(5,254)	(6,236)
Assets held for sale	(64,180)	(52,534)	(31,925)	(148,639)
Disposals	—	(45)	—	(45)
Reclassifications	21,857	50,697	(72,554)	—
Exchange differences	(5,760)	(10,188)	(21,643)	(37,591)
At December 31, 2022	77,059	243,399	225,940	546,398
Additions	5,498	15,245	21,258	42,001
Sold	(295)	—	—	(295)
Disposals	(123)	(701)	(801)	(1,625)
Reclassifications	19,938	16,550	(36,488)	—
Exchange differences	2,672	4,356	7,386	14,414
At December 31, 2023	104,749	278,849	217,295	600,893
Accumulated depreciation and impairment
At January 1, 2022	(7,890)	(29,781)	(3,494)	(41,165)
Depreciation charge	(5,854)	(26,157)	—	(32,011)
Sold	—	692	3,494	4,186
Assets held for sale	13,925	16,082	8,504	38,511
Impairment(1)	(10,413)	(7,647)	(8,504)	(26,564)
Exchange differences	863	2,734	—	3,597
At December 31, 2022	(9,369)	(44,077)	—	(53,446)
Depreciation charge	(5,636)	(27,392)	—	(33,028)
Sold	295	—	—	295
Disposals	39	668	—	707
Impairment(2)	—	(171)	(152,187)	(152,358)
Exchange differences	(397)	(1,507)	(873)	(2,777)
At December 31, 2023	(15,068)	(72,479)	(153,060)	(240,607)
Cost, net accumulated depreciation and impairment
At December 31, 2022	67,690	199,322	225,940	492,952
At December 31, 2023	89,681	206,370	64,235	360,286

(1)
Of the total $26.6 million, $26.3 million relates to an impairment charge for assets remeasured to fair value less costs of disposal as part of the YYF Transaction. Refer to Note 35 Non-current assets held for sale for details.

(2)
Of the total $152.4 million, $152.2 million relates to impairment charges due to the decision to discontinue the construction of new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas.

The additions during the year ended December 31, 2023 is mainly related to investment in existing production facilities.

Reclassifications between construction in progress and land and buildings and plant and machinery are mainly related to the Landskrona, Sweden production facility.

The depreciation expense for years ended December 31, 2023 and 2022 was $33.0 million and $32.0 million, respectively.

Part of the Group’s property, plant and equipment are pledged to secure the Group’s liabilities to credit institutions. Refer to Note 3 Financial risk management for further details.

16.1.
Test of impairment

As described in Note 4 Significant accounting judgments, estimates and assessments, Management decided, for the 2023 and 2022 reporting periods, to perform impairment tests for the non-financial assets in all the three operating segments, not only for the segment containing goodwill. Refer to Note 15 Intangible assets for disclosure of impairment test for the operating segment EMEA. The Group performed the impairment tests as of December 31, 2023 and 2022.

For Americas and Asia the recoverable amount for the cash generating units were established through calculation of the value in use, which require the use of assumptions. The calculations use cash flow projections based on financial budgets approved by management covering a ten-year period.

Cash flows beyond the ten-year period are extrapolated using an estimated growth rate of 2%. The growth rate is consistent with forecasts included in industry reports specific to the industry in which the CGU operates. The pre-tax discount rate used for Americas was 10.8% (2022:10.8%) and for Asia 9.7% (2022:10.3%).

The recoverable amount exceeds the carrying amount of non-financial assets for both Americas and Asia.

As of January 1, 2024 the Company changed its operating segments. The new operating segments are Europe & International, North America and Greater China. Refer to Note 36 Events after the end of the reporting period for further information on the change of operating segments. The recoverable amount exceeds the carrying amount of non-financial assets also after the change in operating segments.

Sensitivity analysis

The sensitivity analysis is based on the new operating segments as described above and further in Note 36 Events after the end of the reporting period. The recoverable amount of the Greater China CGU would equal the carrying amount if the pre-tax discount rate increased by 3.2 percentage points or if the long-term EBITDA margin decreased by 3.4 percentage points. The recoverable amount of the North America CGU would equal the carrying amount if the pre-tax discount rate increased by 4.0 percentage points or if the long-term EBITDA margin decreased by 3.4 percentage points.

17.
Leases

This note provides information for leases where the Group is a lessee.

17.1.
The Group’s leasing activities and how these are accounted for

One lease agreement related to the headquarters office in Malmö, Sweden, commenced during the twelve months ended December 31, 2023. The lease term is 5 years. The addition to the right-of-use asset amounts to $5.2 million.

One lease agreement related to research and development premises in Lund, Sweden, commenced during the twelve months ended December 31, 2023. The addition to the right-of-use asset amounts to $7.7 million for a term of 15 years.

Lease terms for production facilities are generally between 10 and 20 years, and lease terms for other properties (i.e., offices) are generally between one and 15 years. Lease terms for production equipment are generally between one and five years. The Group also has leases with a shorter lease term than 12 months and leases pertaining to assets of low value, such as office equipment. For these, the

Group has chosen to apply the exemption rules in IFRS 16 Leases, meaning the value of these contracts is not part of the right-of-use asset or lease liability.

Extension and termination options

Extension and termination options are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. For more information regarding the Group’s extension options, please refer to Note 4 Significant accounting judgments, estimates and assessments.

17.2.
Amounts recognized in the consolidated statement of financial position

The consolidated statement of financial position discloses the following amounts relating to leases:

	2023	2022
Right-of-use assets
Land and buildings	69,434	87,015
Plant and machinery	18,959	21,583
Total	88,393	108,598
Lease liabilities
Non-current	72,570	82,285
Current	16,432	16,823
Total	89,002	99,108

	Land and buildings	Plant and machinery	Total
Cost
At January 1, 2022	138,803	39,277	178,080
Increases	12,989	7,305	20,294
Decreases	(4,594)	(2,499)	(7,093)
Assets held for sale	(38,724)	(10,675)	(49,399)
Exchange differences	(8,361)	(2,883)	(11,244)
At December 31, 2022	100,113	30,525	130,638
Increases	16,700	2,578	19,278
Decreases(1)	(27,255)	(1,775)	(29,030)
Exchange differences	3,015	454	3,469
At December 31, 2023	92,573	31,782	124,355
Accumulated depreciation and impairment
At January 1, 2022	(11,030)	(8,602)	(19,632)
Depreciation	(20,029)	(8,147)	(28,176)
Decreases	(5,094)	215	(4,879)
Impairment(2)	9,688	2,325	12,013
Assets held for sale	12,594	4,230	16,824
Exchange differences	773	1,037	1,810
At December 31, 2022	(13,098)	(8,942)	(22,040)
Depreciation	(8,921)	(5,156)	(14,077)
Decreases	4,687	1,651	6,338
Impairment(3)	(5,355)	—	(5,355)
Exchange differences	(452)	(376)	(828)
At December 31, 2023	(23,139)	(12,823)	(35,962)
Cost, net accumulated depreciation and impairment
At December 31, 2022	87,015	21,583	108,598
At December 31, 2023	69,434	18,959	88,393

(1)
Primarily related to change of lease term due to the decision to discontinue the construction of the new production facility in Peterborough, UK.

(2)
Asset impairment charge related to the YYF Transaction, amounting to $12.0 million. Refer to Note 35 Non-current assets held for sale for details on the YYF Transaction.
(3)
Includes an asset impairment charge of $3.7 million due to the decision to discontinue the construction of the new production facility in Peterborough, UK.

17.3.
Amounts recognized in the consolidated statement of operations

Depreciation and impairment charge of right-of-use assets	2023	2022
Land and buildings	(14,276)	(20,029)
Plant and machinery	(5,156)	(8,147)
Total	(19,432)	(28,176)
Interest expense (included in finance expenses)	(6,779)	(8,144)
Expense relating to short-term leases	(454)	(1,302)
Expense relating to leases of low-value assets that are not shown above as short-term leases	(723)	(310)

The total cash outflow for leases in 2023 was $19.4 million (2022: 20.7 million).

The Group has the following lease agreements, which had not commenced as of December 31, 2023, but the Group is committed to:

•
One lease agreement regarding production equipment in Ma’anshan, China, under which the Group’s obligations collectively amount to $3.6 million for a term of six years. The lease will commence during 2024.

18.
Other non-current receivables

	2023	2022
Derivatives	1,027	—
Deposits	1,861	1,802
Promissory notes	22,093	—
Long-term prepaid expenses	15,782	3,070
Other receivables	3,615	2,976
Total	44,378	7,848

The promissory note is part of the purchase price from selling the manufacturing facilities in Ogden, Utah and Dallas-Fort Worth, Texas (respectively, the “Ogden Facility” and the “Dallas-Fort Worth Facility,” and together, the “Facilities”), to YYF. The note has a maturity date of May 31, 2028. The nominal interest rate is 8% for the first year and then increases by 200 basis points each year. The interest is capitalized semi-annually, and the effective interest rate is 12.56%.

Long-term prepaid expenses consist primarily of a credit toward future use of shared assets at the Facilities due to the YYF Transaction. Due to the decision to discontinue the construction of the production facility in Dallas-Fort Worth, Texas, an impairment charge of $2.5 million was recorded during the year ended December 31, 2023. The impairment charge is included in Other operating income and (expenses), net in the consolidated statement of operations.

For further information on the YYF Transaction, see Note 35 Non-current assets held for sale.

19.
Financial instruments per category

December 31	2023	2022	2023	2022
	Fair value through profit or loss		At amortized cost
Assets in the consolidated statement of financial position
Other non-current receivables	—	—	43,351	7,848
Derivatives (part of 'other non-current receivables')	1,027	—	—	—
Trade receivables	—	—	112,951	100,955
Other current receivables	—	—	22,764	6,063
Derivatives (part of 'current receivables')	857	—	—	—
Cash and cash equivalents	—	—	249,299	82,644
Total	1,884	—	428,365	197,510

December 31	2023	2022	2023	2022
	Fair value through profit or loss		At amortized cost
Liabilities in the consolidated statement of financial position
Convertible Notes	323,528	—	—	—
Liabilities to credit institutions	—	—	120,305	52,590
Trade payables	—	—	64,368	82,516
Derivatives (part of 'Other current liabilities')	—	316	—	—
Accrued expenses	—	—	90,692	90,869
Total	323,528	316	275,365	225,975

The change in fair value recorded in the profit and loss for 2023 was a gain of $97.1 million (2022: loss of $1.8 million, 2021: loss of $0.2 million.), consisting primarily of fair value changes on Convertible Notes. The fair value changes are included in Finance income and (expenses), net in the consolidated statement of operations.

Fair value hierarchy

This note explains the judgments and estimates made in determining the fair values of the financial instruments that are recognized and measured at fair value in the financial statements. To provide an indication about the reliability of the inputs used in determining fair value, the Group has classified its financial instruments into the three levels prescribed under the accounting standards.

Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques, which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in Level 2.

Specific valuation techniques used in Level 2 to value financial instruments include:

•
for foreign currency forwards, the present value of future cash flows based on the forward exchange rates at the balance sheet date
•
for interest rate caps – option pricing models (e.g. Black-Scholes model)

Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This is the case for unlisted equity securities.

Recurring fair value measurements at December 31, 2023	Level 1	Level 2	Level 3
Financial assets
Derivatives (part of other non-current receivables)	—	1,027	—
Derivatives (part of other current receivables)	—	857	—
Total financial assets	—	1,884	—
Financial liabilities
Convertible Notes	—	—	323,528
Total financial liabilities	—	—	323,528

Recurring fair value measurements at December 31, 2022	Level 1	Level 2	Level 3
Financial liabilities
Derivatives (part of other current liabilities)	—	316	—
Total financial liabilities	—	316	—

There were no transfers between the levels during 2023 and 2022.

The carrying amount of the promissory note, is a reasonable approximation of fair value since the transaction was closed on March 1, 2023, and there have been no significant changes to credit risk or market rates during the period March 1 until December 31, 2023. See Note 18 Other non-current receivables.

The carrying amount of non-current liabilities to credit institutions in the Group is a reasonable approximation of fair value since the interest rate is variable and there have been no significant changes to credit risk since issued on April 18, 2023. See Note 26 Liabilities to credit institutions.

The carrying amount of current liabilities to credit institutions and other financial instruments in the Group is a reasonable approximation of fair value since they are short-term, and the discount effect is not significant.

Convertible Notes

Convertible Notes
At January 1, 2023	—
Issue of Convertible Notes	324,950
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	(74,078)
Change in fair value recognized in consolidated statement of other comprehensive loss	72,656
At December 31, 2023	323,528

December 31, 2023
Carrying amount	323,528
Includes: Cumulative fair value changes on Convertible Notes attributable to changes in credit risk, recognized in the fair value reserve	72,656
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	546,842
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(223,314)

The Group determines the amount of fair value changes which are attributable to credit risk by first determining the changes due to market conditions which give rise to market risk, and then deducting those changes from the total change in fair value of the Convertible Notes. Market conditions which give rise to market risk include changes in the benchmark interest rate. Fair value movements on the conversion option embedded derivative are included in the assessment of market risk fair value changes.

The fair value of the instrument in its entirety has been determined by using a combination of a Monte Carlo simulation and a discounted cash flow analysis.

The following table lists the key inputs and assumptions used in the valuation model as of December 31, 2023:

December 31, 2023
Conversion price ($)(1)	1.36-2.52
Share price at valuation date ($)	1.18
Expected price volatility of the Company share (%)	65.00
Risk-free interest rate (%)	3.90
Market interest rate (%)	21.50

(1) The Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41-2.52 per ordinary share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 23, 2025. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 28 Convertible Notes.

The market interest rate has been assessed based on the observed range of yields on corporate bonds with comparable terms and comparable credit ratings to that of the Group.

The following table shows the impact of the key inputs and assumptions on the fair value of the Convertible Notes:

December 31, 2023
Share price decrease 30%	284,266
Share price increase 30%	357,969
Volatility decrease 10%	313,437
Volatility increase 10%	333,614
Risk-free interest rate decrease 1%	321,889
Risk-free interest rate increase 1%	325,089
Market interest rate decrease 1%	332,199
Market interest rate increase 1%	315,256

20.
Inventories

	2023	2022
Raw materials and consumables	16,500	20,638
Finished goods	51,382	93,837
Total	67,882	114,475

Inventories recognized as an expense during the year ended December 31, 2023 amounted to $599.0 million (2022: $608.8 million, 2021: $459.7 million) and were included in cost of goods sold in the consolidated statement of operations.

Write-downs of inventories to net realizable value during the year ended December 31, 2023 amounted to $17.0 million (2022: $28.8 million, 2021: $5.1 million). The write-downs were recognized as an expense during the years ended December 31, 2023, 2022 and 2021 and included in cost of goods sold in the consolidated statement of operations.

21.
Trade receivables

	2023	2022
Trade receivables	114,171	104,685
Less: allowance for expected credit losses	(1,220)	(3,730)
Trade receivables—net	112,951	100,955

Carrying amounts, by currency, for the Group’s trade receivables are as follows:

	2023	2022
EUR	31,523	26,692
USD	27,828	23,192
GBP	20,909	22,004
CNY	19,445	17,372
SEK	5,939	3,377
SGD	1,934	1,525
HKD	1,074	3,667
Other	4,299	3,126
Total	112,951	100,955

For more information on aging schedule and the allowance for expected credit losses, please see Note 3.1.2 Credit risk.

The maximum exposure to credit risk on the date of the statement of financial position is the carrying amounts according to the above.

22.
Other current receivables

	2023	2022
Value added tax	8,954	11,109
Advance payments to vendors	1,788	3,078
Short-term derivatives	857	—
Other	22,221	3,631
Total	33,820	17,818

Other includes a receivable of $12.2 million relating to production equipment returned to a supplier due to the decision to discontinue the construction of the new production facility in Peterborough, UK.

During the twelve months ending December 31, 2023, a credit toward future capital expenditures related to the YYF Transaction for the completion of oat base capacity at the Dallas-Fort Worth Facility was recorded. The receivable was subsequently impaired during the year due to the decision to discontinue the construction of the new production facility in Dallas-Fort Worth, Texas. The impairment amounted to $13.9 million and is included in Other operating income and (expenses), net in the consolidated statement of operations.

For further information on the YYF Transaction, see Note 35 Non-current assets held for sale.

23.
Prepaid expenses

	2023	2022
Prepaid production and warehouse expenses	102	407
Prepaid selling and marketing expenses	1,587	229
Prepaid insurance expenses	620	9,090
Prepaid financing expenses	4,006	3,399
Other	10,613	10,288
Total	16,928	23,413

24.
Cash and cash equivalents

The consolidated statement of financial position and the consolidated statement of cash flows include the following items in “cash and cash equivalents”:

	2023	2022
Short-term deposits	170,000	13,894
Cash at bank and on hand	79,299	68,750
Total	249,299	82,644

Short-term deposits are time deposits and structured deposits, with maturities of 1 to 3 months. The expected change in value is assessed as insignificant since the amount received cannot be less than the amount deposited.

25.
Equity

Share capital and Treasury shares

In May 2021, the shareholders resolved to issue 69,497 thousand warrants to secure the future delivery of shares under the 2021 Plan. During May 2022, the Company exercised 650 thousand warrants, and during May 2023, the Company exercised 2,882 thousand warrants. As of December 31, 2023 and 2022, there were 65,965 thousand and 68,847 thousand warrants outstanding, respectively.

Upon exercise of the warrants in May 2023, 2,882 thousand ordinary shares were allotted and issued, and 1,935 thousand ordinary shares were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the May 2021 and May 2022 grants. In November 2023, an additional 805 thousand were converted to American Depositary Shares to be delivered to participants under the 2021 Incentive Award Plan related to the vesting of the November 2021, November 2022 and May 2023 grants. The remaining balance is held as treasury shares to enable the Company's timely delivery of shares upon the exercise of outstanding share options and to meet future vesting of the RSUs.

As of December 31, 2023 and 2022, 595,060 thousand and 592,320 thousand ordinary shares were outstanding, respectively, and the par value per share was $0.00018 (SEK 0.0015). The Company had 249 thousand treasury shares as of December 31, 2023 and 107 thousand treasury shares as of December 31, 2022.

Other contributed capital

As of December 31, 2023 and 2022 other contributed capital of $1,628.0 million consists of share premium, shareholders contribution and proceeds from warrant issues.

Other reserves

As of December 31, 2023, foreign currency translation reserves of $(233.2) million consists of fair value reserve of $(72.7) million related to fair value gains and losses on the Convertible Notes attributable to changes in the Group’s credit risk, and foreign currency translation reserve of $(160.5) million primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

As of December 31, 2022 other reserves of $(171.5) million consisted of foreign currency translation reserve primarily related to the exchange differences occurring from the translation of foreign operations in another currency than the reporting currency of the Group (USD).

Accumulated deficit

As of December 31, 2023 and 2022 accumulated deficit of $(1,061.0) million and $(665.5) million, respectively, consists of accumulated losses and share-based payments.

Non-controlling interest

On July 27, 2023, one of the Group’s subsidiaries in China carried out a share issue. Prior to the share issue the Group owned 100 percent of the share capital in the subsidiary. Xiangpiaopiao Food Co., Ltd. subscribed for a part of the new issued shares and owns 40 percent of the share capital after the transaction, whereas the Group recognized a non-controlling interest. As of December 31, 2023, non-controlling interests amounted to $1.8 million.

26.
Liabilities to credit institutions

	2023	2022
Non-current liabilities to credit institutions	114,249	2,668
Current liabilities to credit institutions	6,056	49,922
Total	120,305	52,590

As of December 31, 2023 the Liabilities to credit institutions balance amounts to $120.3 million and is related to outstanding amounts under the TLB Credit Agreement (as defined below), the EIF Facility (as defined below). As of December 31, 2022, the Liabilities to credit institutions balance amounted to $52.6 million, and were related to outstanding amounts under the SRCF Agreement and the EIF Facility.

The European Investment Fund guaranteed three-year term loan facility with Svensk Exportkredit (the “EIF Facility”) was entered into in October 2019. In October 2022, the EIF Facility was amended to extend the term for another three years, with a maturity date in

October 2025. The loan facility and interest margin remain unchanged. As of December 31, 2023 and December 31, 2022, the Group had €2.5 million (equivalent of $2.8 million) and €3.8 million (equivalent of $4.0 million), respectively, outstanding on the EIF Facility, including accrued interest.

In April 2023, the Company entered into a Term Loan B Credit Agreement (the “TLB Credit Agreement”) with, amongst others, Silver Point Finance LLC as Syndication Agent and Lead Lender, J.P. Morgan SE, as Administrative Agent and Wilmington Trust (London) Limited as Security Agent, including a term loan facility of $130 million borrowed by Oatly AB. The term of the TLB Credit Agreement is five years from the funding date of the term loan facility, and the term loan facility is subject to 1% amortization per annum paid in quarterly instalments. Borrowings carry an interest rate of Term SOFR (with floor of 2.50%) plus 7.5% or Base Rate (with floor of 3.50%) plus 6.5%. The TLB Credit Agreement, contains maintenance financial covenants such as minimum EBITDA, total net leverage ratio and liquidity requirements. The TLB Credit Agreement also contains certain negative covenants, including but not limited to restrictions on indebtedness, limitations on liens, fundamental changes covenant, asset sales covenant, and restricted payments covenant. The debt under the TLB Credit Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as the EIF Facility and the SRCF Agreement by way of the Intercreditor Agreement. As of December 31, 2023 the Group had $117.5 million outstanding on the TLB Credit Agreement, including accrued interest and net after original issue discount and transaction costs.

In April 2023, the SRCF Agreement was amended and restated whereby, among other things, (i) the term of the SRCF Agreement was reset to three years and six months, with a one year uncommitted extension option, (ii) the lender group under the SRCF Agreement was reduced to JP Morgan SE, BNP Paribas SA, Bankfilial Sverige, Coöperatieve Rabobank U.A. and Nordea Bank Abp, filial i Sverige and the commitments under the SRCF Agreement were reduced to SEK 2,100 million (equivalent of $192.1 million), with an uncommitted incremental revolving facility option of up to SEK 500 million (equivalent of $45.7 million), (iii) the initial margin was reset at 4.00% p.a., (iv) the tangible solvency ratio, minimum EBITDA, minimum liquidity and total net leverage ratio financial covenants were reset, (v) the existing negative covenants were amended to further align with those included in the TLB Credit Agreement, including in relation to incurrence of indebtedness, and (vi) the debt under the SRCF Agreement ranks pari passu with, and shares in the same security and guarantees from the Group as, the EIF Facility and the TLB Credit Agreement by way of the Intercreditor Agreement. As of December 31, 2023, the Group had no utilized loan amounts under the amended SRCF Agreement. As of December 31, 2022, the Group had utilized loan amounts under the previous SRCF agreement of SEK 507 million (equivalent of $48.6 million), including accrued interest.

In May 2023, (i) the SRCF Agreement was amended pursuant to an amendment letter to, among other things, ensure that the HH Notes constitute “PIPE Financing” under and as defined in the SRCF Agreement and (ii) the TLB Credit Agreement was amended pursuant to an amendment agreement to, among other things, ensure that the HH Notes constitute “Convertible Bonds” under and as defined in the TLB Credit Agreement. See Note 28 Convertible Notes for more information on the Company’s Convertible Notes.

The EIF Facility, TLB Credit Agreement and the SRCF Agreement benefit from the same guarantees. Refer to Note 3 Financial risk management for further details.

In November 2022, the Group's indirect subsidiary Oatly Shanghai Co., Ltd. entered into a RMB 150 million (equivalent of $20.7 million) working capital credit facility with China Merchants Bank Co., Ltd. Shanghai Branch (the “CMB Credit Facility”). As of December 31, 2022, there were no outstanding borrowings under the CMB Credit Facility. In November 2023, the CMB Credit Facility was terminated.

For changes in facilities and borrowings after the reporting period, see Note 36 Events after the end of the reporting period.

27.
Provisions

	Restructuring	Decommissioning	Legal settlement
At December 31, 2022	3,800	7,194	—
Decreases: Included in the acquisition value of right-of-use assets	—	(2,133)	—
Charged to the consolidated statement of operations:
- Additional provisions recognized	41,269	—	9,250
- Unwinding of discount effect	116	52	—
- Reversal of non-utilized amounts	(396)	—	—
Amounts used during the year	(13,781)	—	—
Reclassifications	3,608	(3,608)	—
Charged to other comprehensive loss:
- Exchange differences	647	26	—
At December 31, 2023	35,263	1,531	9,250
Non-current	9,185	1,531	—
Current	26,078	—	9,250

Restructuring

The restructuring provisions recorded in 2023 relate principally to decommissioning and other exit costs for the discontinued construction of the new production facilities in Peterborough, UK and Dallas-Fort Worth, Texas. The Group has also recorded provisions related to organizational restructuring. The organizational restructuring plan was drawn up and announced to the employees during 2023.

The restructuring provision recorded in 2022 related principally to organizational restructuring. The restructuring plan was drawn up and announced to the employees of the Group in the fourth quarter of 2022. The restructuring was completed in 2023.

Decommissioning

A provision has been recognized for decommissioning costs which relates to restoration costs for leased production facilities. The decommissioning is expected to be settled at the end of the respective lease term.

Legal settlement

For information regarding the legal settlement, see Note 34 Commitments and contingencies.

28.
Convertible Notes

On March 23, 2023 and April 18, 2023, the Company issued $300 million aggregate principal amount of 9.25% Convertible Senior PIK Notes due 2028 (the notes issued on March 23, 2023, the “U.S. Notes” and the notes issued on April 18, 2023, the “Swedish Notes” and, together with the U.S. Notes, the “Original Convertible Notes,” and the Original Convertible Notes, together with the HH Notes (as defined below), the “Convertible Notes”).The U.S. Notes and the Swedish Notes have substantially identical economic terms.

Certain of the Company’s existing shareholders, Nativus Company Limited, Verlinvest and Blackstone Funds, purchased $200.1 million aggregate principal amount of the Swedish Notes and other institutional investors purchased $99.9 million aggregate principal amount of the U.S. Notes. The investors paid an aggregate purchase price of $291 million, reflecting an original issue discount of 3%.

The Convertible Notes bear interest at a rate of 9.25% per annum, payable semi-annually in arrears in cash or in payment-in-kind, at the Company’s option, on April 15 and October 15 of each year, beginning on October 15, 2023. The Convertible Notes will mature on September 14, 2028, unless earlier converted by the holders or required to be converted, repurchased or redeemed by the Company. The Original Convertible Notes are convertible at the option of each holder at an initial conversion price of $2.41 per Ordinary Share or per ADS, subject to customary anti-dilution adjustments and a conversion rate reset on March 23, 2024 and March 23, 2025 if the average of the daily volume-weighted average prices of the ADSs for the 30 consecutive trading days immediately preceding March 23, 2024 and March 23, 2025, respectively, is below a specified price. The conversion price of the Original Convertible Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.81 on March 23, 2024 and $1.36 on March 23, 2025. The Company may require conversion of the Convertible Notes if the last reported sale price of the Company’s ADSs equals or exceeds 200% of the applicable conversion price on any 45 trading days during any 90 consecutive day period beginning on or after the third anniversary of the issuance of the U.S. Notes (with respect to the U.S. Notes and the HH Notes) and the Swedish Notes (with respect to the Swedish Notes).

On April 18, 2023, the Company, Oatly AB, Oatly Inc. and other parties entered into the Intercreditor Agreement which includes customary ranking, enforcement and turnover provisions intended to govern the relationship between the creditor groups and which affect e.g. the Convertible Notes.

On May 9, 2023 the Company entered into an agreement with an affiliate of Hillhouse Investment Management Ltd. (“Hillhouse”) to sell an additional $35 million in Convertible Notes (the "HH Notes"), resulting in approximately $34 million in financing after reflecting an original issue discount of 3%. The economic terms of the HH Notes are substantially identical to the economic terms of the U.S. Notes except (i) that the HH Notes are convertible at Hillhouse’s option at an initial conversion price of $2.52 per ADS, representing an approximate 17% premium to the last reported sale price of the Company’s ADSs on the Nasdaq Global Market on May 8, 2023, and (ii) with respect to the specified prices in connection with the conversion rate resets of the HH Notes. The conversion price of the HH Notes, before considering customary anti-dilution adjustments, cannot be reset to lower than $1.89 on March 23, 2024 and $1.41 on March 23, 2025. In addition, on May 9, 2023, one of the existing holders of Swedish Notes and an affiliate of one of the Company’s shareholders, Verlinvest, agreed to sell and Hillhouse agreed to purchase from Verlinvest $15 million aggregate principal amount of Swedish Notes (the “Resale Notes”). The purchase and sale of the HH Notes and the Resale Notes closed on May 31, 2023. The HH Notes are also subject to the Intercreditor Agreement.

The terms of the Convertible Notes contain covenants limiting the Company’s ability to incur additional debt other than certain debt permitted under the TLB Credit Agreement, issue preferred stock, and incur convertible debt or subordinated debt, in each case without the consent of the holders of a majority of the Convertible Notes (as determined pursuant to the terms of the applicable Convertible Notes).

For details on the fair value on Convertible Notes, see Note 19 Financial instruments per category.

29.
Other current liabilities

	2023	2022
Derivatives	—	316
Employee withholding taxes	2,224	1,830
Value added tax	10,203	7,617
Other	1,446	2,060
Total	13,873	11,823

30.
Accrued expenses

	2023	2022
Accrued personnel expenses	30,646	32,169
Accrued production expenses	26,140	28,286
Accrued variable consideration	19,649	15,575
Accrued marketing and sales expenses	10,050	6,279
Accrued logistic expenses	9,318	19,699
Other accrued expenses	25,535	21,029
Total	121,338	123,037

31.
Related party disclosures

Entity with significant influence over the Group

CR Verlinvest Health Investment Limited (Org No 2380741), headquartered in Hong Kong, the People’s Republic of China, owns 45.7% of the ordinary shares in the Group (2022: 45.9%). Related parties are CR Verlinvest Health Investment Limited and its subsidiaries, as well as the Board of Directors and key management (senior executives and their associates) in the Group. Information about key management compensation is found in Note 8 Employee and personnel costs.

Subsidiaries

Interests in subsidiaries are set out in Note 14 Investments in subsidiaries.

Transactions with related parties

For 2023, $1.0 million (2022: $1.0 million) has been recognized in the consolidated statement of operations for compensation to the Board of Directors.

For the year ended December 31, 2023, Oatly expensed $1.1 million (2022: $0.9 million) pursuant to a Distribution Agreement with the distribution company Chef Sam, of which Bernard Hours, a member of the Board of Directors, is a 33% owner.

On April 18, 2023 the Company issued Convertible Notes to related parties, Nativus Company Limited and Verlinvest S.A, with a fair value of $174.0 million. As of December 31, 2023, the fair value of the outstanding Convertible Notes to related parties amounted to $158.4 million. The Convertible Notes were issued with the terms and conditions described in Note 28 Convertible Notes.

32.
Changes in liabilities attributable to financing activities

	Liabilities to credit institutions	Shareholder loans	Leases	Convertible Notes	Total
Balance at January 1, 2022	5,987	—	143,219	—	149,206
Cash flows	46,818	—	(10,899)	—	35,919
Non-cash flows:
Addition – leases	—	—	20,111	—	20,111
Foreign exchange adjustments	(292)	—	(8,529)	—	(8,821)
Assets held for sale (Note 35)	—	—	(44,794)	—	(44,794)
Other changes	77	—	—	—	77
Balance at December 31, 2022	52,590	—	99,108	—	151,698
Cash flows	61,985	—	(11,411)	324,950	375,524
Non-cash flows:
Addition – leases	—	—	21,341	—	21,341
Foreign exchange adjustments	407	—	2,844	—	3,251
Fair value changes (including interest expenses) recognized in the consolidated statement of operations	—	—	—	(74,078)	(74,078)
Change in fair value recognized in consolidated statement of other comprehensive loss	—	—	—	72,656	72,656
Remeasurement - leases(1)	—	—	(17,886)	—	(17,886)
Other changes	5,323	—	(4,994)	—	329
Balance at December 31, 2023	120,305	—	89,002	323,528	532,835

(1) Remeasurement related to change of lease term due to the decision to discontinue the construction of the new production facility in Peterborough, UK.

The Group classifies interest paid as cash flows from operating activities.

33.
Loss per share

The Company calculates loss per share by dividing loss for the period attributable to the shareholders of the parent by the weighted average number of shares outstanding during the period (net of treasury shares).

	2023	2022
Loss for the year, attributable to the shareholders of the parent	(416,874)	(392,567)
Weighted average number of shares (thousands)	593,601	592,032
Basic and diluted loss per share, U.S. $	(0.70)	(0.66)

Potential dilutive securities that were not included in the diluted loss per share calculations because they would be anti-dilutive were as follows:

	2023	2022
Restricted stock units	8,415,816	8,147,594
Stock options	21,289,191	14,339,052
Convertible Notes(1)	400,616,344	—

(1) The number of potential dilutive shares or ADSs from the Convertible Notes are calculated assuming the most advantageous conversion price from the standpoint of the holder and assuming all capitalized interest at maturity will be settled with shares or ADSs. For further details on the Convertible Notes and the conversion price reset mechanism, see Note 28 Convertible Notes.

Refer to Note 9 Share-based compensation for a description of RSUs and stock options.

34.
Commitments and contingencies

Commitments

Minimum purchase commitments

The Group has several supplier contracts primarily for production and packaging services where minimum purchase commitments exist in the contract terms. The commitments are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used and fixed, minimum or variable price provisions. For the twelve months ended December 31, 2023, the Group continued to consolidate the use of co-packers and increase the utilization of expanded in-house manufacturing facilities. The lower allocation of volumes to co-packers in EMEA and Americas, and a volume adjustment related to a co-packer arrangement in Asia, resulted in volume shortfall expenses of $13.4 million. In 2022, the consolidated use of co-packers in EMEA, and a volume adjustment related to a co-packer arrangements in Asia, resulted in total shortfall expenses of $8.7 million for the twelve months ended December 31, 2022. The shortfall expenses are presented in cost of goods sold in the consolidated statement of operations.

Leases

The future cash outflows relating to leases that have not yet commenced are disclosed in Note 17 Leases.

Legal contingencies

From time to time, the Company may be involved in various claims and legal proceedings related to claims arising out of the operations. In July and September 2021, three securities class action complaints were filed under the captions Jochims v. Oatly Group AB et al., Case No. 1:21-cv-06360-AKH, Bentley v. Oatly Group AB et al., Case No. 1:21-cv-06485-AKH, and Kostendt v. Oatly Group AB et al., Case No. 1:21-cv-07904-AKH, in the United States District Court for the Southern District of New York against the Company and certain of its officers and directors, alleging violations of the Securities Exchange Act of 1934 and SEC Rule 10b-5. These actions have been consolidated under the caption In re Oatly Group AB Securities Litigation, Consolidated Civil Action No. 1:21-cv-06360-AKH. The operative consolidated complaint alleges violations of the Securities Exchange Act of 1934, SEC Rule 10b-5, and the Securities Act of 1933. In February 2022, a securities class action complaint was filed under the caption Hipple v. Oatly Group AB et al., Index No. 151432/2022 in the New York County Supreme Court against the Company and certain of its officers and directors, alleging violations of the Securities Act of 1933. In May 2022, the New York County Supreme Court granted a stay of Hipple v. Oatly Group AB et al. pending final adjudication of In re Oatly Group AB Securities Litigation in the United States District Court for the Southern District of New York. In December 2022, the parties in In re Oatly Group AB Securities Litigation completed briefing of the defendants’ motion to dismiss the operative consolidated complaint; there was oral argument on the motion on May 31, 2023, and the Court granted the motion without prejudice, except for the claim brought under Section 12 of the Securities Act of 1933, which the Court dismissed with prejudice. Plaintiffs filed their amended complaint on August 11, 2023. In October 2023, the parties reached a settlement in principle of both matters that would require the Company to pay $9.25 million, which is contingent upon court approval, among other things. The parties filed a motion seeking preliminary approval of the settlement on February 16, 2024. If the settlement does not become effective, the cases will be returned to litigation.

35.
Non-current assets held for sale

On December 30, 2022, Oatly, Inc., and its wholly owned subsidiary, Oatly US Operations & Supply Inc., entered into an asset purchase agreement (the “Asset Purchase Agreement”) with Ya YA Foods USA LLC (“YYF”), and parent Aseptic Beverage Holdings LP, a Delaware limited partnership (“Buyer Parent”), to establish a strategic partnership pursuant to which Oatly, Inc. would sell the Facilities to YYF. Subject to the terms and conditions of the Asset Purchase Agreement, YYF would acquire a majority of the assets that were used in the operation of the Facilities and assume the obligations arising under the real property leases and certain contracts for and related to the Facilities. The assets subject to the Asset Purchase Agreement were included in the Americas reportable segment. As of December 31, 2022, these assets met the criteria for classification as held for sale. As part of the transaction and reclassification to held for sale, an impairment of $38.3 million was recognized to reduce the carrying amount of the assets to their fair value less costs of disposal. The impairment was recognized as other operating expenses in the consolidated statement of operations as of December 31, 2022.

The major classes of assets and liabilities of the Group classified as held for sale as at 31 December were as follows:

2022
Assets
Property, plant and equipment (Note 16)	110,128
Right-of-use assets (Note 17)	32,575
Assets held for sale	142,703

Liabilities
Non-current lease liabilities (Note 17)	40,967
Current lease liabilities (Note 17)	3,827
Provisions (Note 27)	3,677
Liabilities directly associated with assets held for sale	48,471
Net assets directly associated with disposal group	94,232

On January 25, 2023, a consent letter was entered into in connection with the SRCF Agreement pursuant to which the lenders under the SRCF Agreement agreed that the YYF Transaction shall constitute a permitted disposal for the purposes of the SRCF Agreement.

On March 1, 2023, the YYF Transaction closed, and the Company and its wholly owned subsidiary, Oatly US Operations & Supply Inc. sold the Facilities to YYF in connection with the establishment of a strategic manufacturing alliance with YYF, pursuant to the terms of that certain asset purchase agreement with YYF and Buyer Parent, dated December 30, 2022 (collectively, the “YYF Transaction”). Pursuant to the terms and conditions of the Asset Purchase Agreement, YYF acquired a majority of the assets that are used in the operation of the Facilities and assumed the Company’s obligations arising under the real property leases and certain contracts for and related to the Facilities. The Company continues to own all intellectual property related to production of oat base, the Company’s principal, proprietary ingredient for all Oatly products, and the Company continues to own and operate its own equipment, fixtures and supplies associated with its production of oat base at the Facilities. In connection with the YYF Transaction, YYF and the Company also have entered into a contract manufacturing agreement pursuant to which YYF will manufacture certain finished products for the Company, using oat base supplied by Oatly (the “Co-Pack Agreement”).

As consideration for the YYF Transaction, the Company received an aggregate purchase price of approximately $102.6 million. Of this aggregate purchase price, $86.5 million is attributable to the Ogden Facility, of which (a) $72.0 million was paid to the Company through a combination of $52.0 million cash and $20.0 million in the form of a promissory note from the Buyer Parent to the Company, and (b) $14.5 million is in the form of a credit toward future use of shared assets at the Ogden Facility. The remaining $16.1 million of the aggregate purchase price is attributable to the Dallas-Fort Worth Facility, of which (a) $13.6 million is a credit toward future capital expenditures associated with completion of oat base capacity at the Dallas-Fort Worth Facility, and (b) $2.5 million is in the form of a credit toward future use of shared assets at the Dallas-Fort Worth Facility. As part of the consideration for the Transaction, the Buyer Parent issued a promissory note for $20 million to the Company due May 31, 2028 (the “Note”). The interest rate of the Note begins at 8% and escalates an additional 2% each year. The Note is guaranteed by the founder and chief executive officer of the Buyer Parent. The Buyer Parent’s obligation under the Note may be offset by amounts owed to YYF under the Co-Pack Agreement only if such amounts are not paid in accordance with the Co-Pack Agreement. The Note also contains other customary terms and conditions.

Following certain events during the fourth quarter of 2023, the Company decided to discontinue the construction of the production facility in Dallas-Fort Worth, Texas. For the twelve months ended December 31, 2023, the Company recorded an impairment charge of $13.9 million related to the credit toward future capital expenditures, and an impairment charge of $2.5 million related to the credit toward future use of shared assets at the Dallas-Fort Worth Facility. The impairment charges are included in Other operating income and (expenses), net in the consolidated statement of operations. See Note 18 Other non-current receivables and Note 22 Other current receivables for further information.

36.
Events after the end of the reporting period

Effective as of January 1, 2024 the Company has made changes to how it makes strategic decisions and allocates resources among its operating segments. As part of this change the Greater China business will be managed separately from the rest of the Asia business, forming its own operating segment. The rest of the Asia business, including the Singapore manufacturing facility, will be managed together with the current EMEA business, which is now identified as Europe & International. Following these changes the new operating segments are (i) Europe & International, (ii) North America and (iii) Greater China. In addition to the above-described changes, a majority of the research and development expenses, currently part of corporate overhead, will be allocated to the operating segments to align with how resources are being allocated and monitored as of January 1, 2024.

On February 14, 2024, the Sustainable Revolving Credit Facility Agreement and the Term Loan B Credit Agreement were amended and restated to, among other things, (i) reset the financial covenant levels applying to the minimum EBITDA (including separate testing of the Group’s Europe & International EBITDA, the definition of which has subsequently been corrected by way of subsequent amendment), minimum liquidity and total net leverage ratio financial covenants and, in relation to the Sustainable Revolving Credit Facility Agreement, the tangible solvency ratio financial covenant, (ii) revise certain financial definitions to permit additional adjustments for the purpose of the calculation of the financial covenants and (iii) provide certain flexibility for disposals of assets relating to the Group’s production facilities in Dallas Fort Worth, Texas, United States of America and Peterborough, United Kingdom. In addition, the existing draw-stop level for the Sustainable Revolving Credit Facility Agreement, which requires that a certain amount of such facility remains undrawn for as long as the last twelve months’ (“LTM”) consolidated EBITDA of the Group is negative, has been increased from $50 million to $100 million, and the original 24 months’ non-call/make-whole period applying under the Term Loan B Credit Agreement has been reset to apply for the 18 months following the amendment effective date (for the avoidance of doubt, the subsequent 12 months’ prepayment fee period still applies after the end of such 18-month period).

Under the amended Sustainable Revolving Credit Facility Agreement and Term Loan B Credit Agreement, the total net leverage ratio financial covenant, tested in respect of the LTM period ending on each quarter date, will start to apply in respect of the LTM period ending on 31 December 2026 and the applicable financial covenant level will be 4.50:1, stepping down to 3.50:1 for each LTM period ending in 2027 and to 3.00:1 for each LTM period in 2028. The reset quarterly tangible solvency ratio financial covenant level applying under the amended Sustainable Revolving Credit Facility Agreement is 30%.

On February 14, 2024, the EIF Facility was amended and restated to, where and to the extent applicable, implement equivalent amendments as those made to the Sustainable Revolving Credit Facility Agreement on February 14, 2024.

PARENT COMPANY INCOME STATEMENT

For the year ended 31 December (in thousands of SEK)	Note	2023	2022
Revenue	38,39	17,401	341,529
Other operating income		4,059	—
		21,460	341,529
Operating expenses
Other external expenses	40,51	(229,232)	(217,699)
Personnel costs	43	(77,511)	(267,508)
Other operating expenses	44	(96,558)	(4,024)
Operating loss		(381,840)	(147,702)

(Loss)/profit from financial items	41
Other interest income and similar items		759,811	2,330,607
Impairment of shares in subsidiaries	46	(8,882,000)	—
Interest expenses and similar income items		(472,117)	(103,216)
(Loss)/profit after financial items		(8,976,145)	2,079,689

(Loss)/profit before tax and year-end appropriations		(8,976,145)	2,079,689

Year-end appropriations	45	(81,000)	(1,860,023)

Income tax (expense)/benefit	42	—	—

(Loss)/profit for the year		(9,057,145)	219,666

In the Parent Company, there are no items that are reported as other comprehensive income, which is why the total comprehensive income for the period corresponds to the profit for the period.

PARENT COMPANY STATEMENT OF FINANCIAL POSITION

As at December 31 (in thousands of SEK)	Note	2023	2022
ASSETS
Non-current assets
Financial assets
Shares in group companies	46	4,986,351	8,936,466
Receivables from group companies	47	6,550,000	8,277,759
Total fixed assets		11,536,351	17,214,225
Current assets
Short term assets
Receivables from group companies		22,974	460
Other receivables	48	4,890	10,078
Prepaid expenses and accrued income	49	6,225	110,227
Total current receivables		34,088	120,765
Cash and cash equivalents	50	7,895	46,490
Total current assets		41,983	167,255
TOTAL ASSETS		11,578,334	17,381,481

EQUITY AND LIABILITIES
Equity
Restricted equity
Share capital	55	893	889
Unrestricted equity
Share premium		13,126,053	13,126,053
Retained earnings		2,520,922	2,078,292
(Loss)/profit of the year		(9,057,145)	219,666
Total equity		6,590,723	15,424,899

Provisions
Other provisions	56	104,445	—
Total provisions		104,445	—

Non-current liabilities
Liabilities to group companies		—	1,698,611
Total non-current liabilities		—	1,698,611

Current liabilities
Convertible Notes	57,58	3,228,827	—
Trade payables		15,419	37,238
Liabilities to group companies		1,583,129	141,619
Other liabilities	53	5,951	8,364
Accrued expenses and prepaid income	54	49,840	70,749
Total current liabilities		4,883,166	257,971
TOTAL EQUITY AND LIABILITIES		11,578,334	17,381,481

PARENT COMPANY STATEMENT OF CHANGES IN EQUITY

(in thousands of SEK)	Note	Share capital	Treasury shares	Share premium	Retained earnings	Profit of the year	Total equity
Opening equity, January 1, 2022	55	887	—	13,126,053	778,168	931,432	14,836,541
Issue of shares		1	(1)	—	—	—	—
New share issue		—	—	—	(622)	—	(622)
Share-based payments		—	—	—	369,315	—	369,315
Transfer of last year's profit or loss		—	—	—	931,432	(931,432)	—
Net (loss)/profit for the year and other comprehensive income		—	—	—	—	219,666	219,666
Closing equity, December 31, 2022		888	(1)	13,126,053	2,078,293	219,666	15,424,899
Issue of shares		—	0	—	—	—	0
New share issue		4	—	—	(4)	—	—
Share-based payments		—	—	—	222,969	—	222,969
Transfer of last year's profit or loss		—	—	—	219,666	(219,666)	—
Net (loss)/profit for the year and other comprehensive income		—	—	—	—	(9,057,145)	(9,057,145)
Closing equity, December 31, 2023		892	(1)	13,126,053	2,520,923	(9,057,145)	6,590,723

PARENT COMPANY STATEMENT OF CASH FLOWS

For the year ended December 31 (in thousands of SEK)	Note	2023	2022
Operating activities
(Loss)/profit after financial items		(8,976,145)	2,079,689
Adjustments for non-cash items		8,710,826	(2,110,030)
- Cost for share-based remuneration	43	12,074	117,362
- Change in Other provisions	56	104,445	—
- Impairment of shares in subsidiaries	46	8,882,000	—
- Finance income	41	(759,836)	(2,330,591)
- Finance expenses	41	472,142	103,199
Interest received		1,409	80
Interest paid		(25)	(54)
Tax paid		(258)	(256)
Cash flow used in operating activities before changes in working capital		(264,194)	(30,570)
Cash flow from changes in working capital
Change in current receivables		641,886	107,893
Change in accounts payable		(21,820)	20,341
Change in current liabilities		(364,919)	60,342
Cash flow (used in)/from operating activities		(9,047)	158,006
Investing activities
Shareholders contribution paid		(3,189,197)	—
Group contribution paid		—	(130,000)
Cash flow used in investing activities		(3,189,197)	(130,000)
Financing activities
Issue of convertible notes	52	3,376,240	—
Payment of transaction costs	52	(189,777)	—
Cash flows from financing activities		3,186,463	—
Cash flow for the year		(11,780)	28,006

Cash and cash equivalents at January 1		46,490	13,716
Exchange rate differences in cash and cash equivalents		(26,815)	4,768
Cash and cash equivalents at December 31	50	7,895	46,490

37.
Parent Company accounting policies

The principal accounting policies used in the preparation of this annual report are set out below. These policies have been consistently applied unless otherwise stated. All amounts are in thousands of SEK unless otherwise stated. Certain monetary amounts included in this Annual Report for the Parent Company have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be the arithmetic aggregation of the figures that precede them.

During 2023, the Parent Company has made a change of applied accounting principles and chosen to apply IFRS 9 for the classification and valuation of the Parent Company's financial instruments. The reason for the voluntary change is to reduce the differences between the parent company's and the group's reporting of financial instruments. This means that the Parent Company applies the corresponding accounting principles as the Group which are referenced in Group Note 2 Summary of accounting policies, with the exception of financial liabilities at fair value, see description below.

Previously, financial instruments in the Parent Company have been measured based on cost, in accordance with the Swedish Annual Accounts Act. The change of the applied principles has incurred with transition date as of January 1, 2022 and has not led to any transition effects. Other accounting principles have been applied consistently unless otherwise stated. All amounts are in thousands of SEK unless otherwise stated.

Basis for preparation

The Parent Company’s accounting and valuation policies comply with the Swedish Annual Accounts Act and Swedish Financial Reporting Board recommendation RFR 2 Accounting for Legal Entities. The application of RFR 2 Notes requires that the Parent Company as legal entity shall apply all IFRS adopted by the EU and statements to the extent that this is possible within the framework of the Annual Accounts Act and the Pension Obligations Vesting Act and with consideration to the relationship between accounting and taxation.

The Parent Company applies other accounting policies than the Group in the cases stated below:

Presentation formats

The income statement and balance sheet are presented in accordance with the presentation format prescribed in the Swedish Annual Accounts Act. The presentation format for the statement of changes in equity is also consistent with the Group’s format but shall also include the columns stated in the Swedish Annual Accounts Act. Moreover, there is a difference in terms, compared with the consolidated accounts, mainly regarding financial income and expenses, and equity.

Participations in subsidiaries

Participations in subsidiaries are recognized using the cost method, which means that the investments are recognized in the balance sheet at cost less any impairment. The cost includes acquisition-related costs and any contingent consideration. The recoverable amount is calculated if there is an indication of impairment of participations in subsidiaries. If this value is lower than the carrying amount, an impairment loss is recognized. Impairment is recognized under Profit from participations in Group companies.

Shareholder’s contributions

Shareholders’ contributions paid are recognized in the Parent Company as an increase in the carrying amount of the holding and in the receiving company as an increase in equity.

Group contributions

Group contributions are recognized in accordance with the alternate rules in RFR 2, which mean that Group contributions made and received are recognized as appropriations in profit or loss.

Financial instruments

Financial liabilities identified as measured at fair value through profit and loss

IFRS 9 p. 5.7.7 is not applied in the Parent Company. Changes in the value of liabilities that at initial recognition is identified to be measured at fair value in accordance with p. 4.2.2 or 4.3.5 in IFRS 9 are reported in the profit and loss in the Parent Company in total.

Leases

The Parent Company has chosen not to apply IFRS 16 Leases but has instead chosen to apply RFR 2. This choice means that no right-of-use assets and lease liabilities are recognized in the balance sheet, but lease payments are recognized as a cost on a straight-line basis over the lease term.

38.
Net sales by geographic market/country

The Parent Company receives revenue from the transfer of services at a point in time in the following geographic regions:

Net sales per market
For the year ending December 31 (in thousands of SEK)	2023	2022
Sweden	15,144	341,529
US	2,257	—
Total	17,401	341,529

39.
Intra-Group purchases and sales

For the year ending December 31	2023	2022
Percentage of total purchases during the year from other Group companies	—	—
Percentage of total sales during the year to other Group companies	100%	100%

40.
Renumeration to the auditors

For the year ending December 31 (in thousands of SEK)	2023	2022
EY
Audit services	54,897	49,871
Audit related services	—	778
Other services	1,427	—
Total	56,324	50,649

Audit services refer to the examination of the annual accounts and accounting records, as well as the administration of the Board of Directors and the CEO, other tasks incumbent on the Company’s auditor as well as advice and other assistance occasioned by observations made in the course of such examination or the performance of such other tasks.

41.
Financial income and expenses

For the year ending December 31 (in thousands of SEK)	2023	2022
Interest income from Group companies	376,512	492,606
Other interest income	1,409	80
Fair value changes on Convertible Notes(1)	381,704	—
Exchange rate differences	187	1,837,922
Total other interest income and similar profit/loss items	759,811	2,330,607
Interest expense to Group companies	17,320	103,145
Interest expense on Convertible Notes	234,291	—
Other interest expenses	25	54
Exchange-rate differences	30,704	17
Other financial expenses	189,777	—
Total interest expenses and similar profit/loss items	472,117	103,216

(1) See Note 58 Convertible Notes for more detailed information about reported revaluation effects.

42.
Income tax (expense)/benefit

For the year ending December 31 (in thousands of SEK)	2023	2022
Total reported tax	—	—
Reconciliation of tax expenses and loss in the accounts, multiplied by current corporate tax rate:
(Loss)/profit after financial items	(9,057,145)	219,666
At Sweden’s corporate income tax rate of 20.6%	1,865,772	(45,251)
Non-deductible costs related to impairment of shares in subsidiaries	(1,829,692)	—
Other non-deductible costs	(2,141)	(24,538)
Tax effect non-taxable income	4	1
Tax losses and other temporary differences for which deferred tax assets are not recognized	409	820
Tax effect of negative interest, net	(34,352)	68,969
Total reported tax	—	—

Deferred tax

Deferred tax assets are recognized on tax loss carry-forwards or other deficits to the extent that it is probable that these can be used against future taxable profits. No deferred tax assets have been recognized, since the Parent Company does not believe that the criteria in IAS 12 for recognizing deferred tax have been met.

43.
Employee benefits, etc.

The amounts recognized are based on costs recognized in the Parent Company income statement.

Salaries, other benefits and social security contributions – employees
For the year ending December 31 (in thousands of SEK)	2023	2022
Salaries and other remuneration (of which bonus)	(46 660) (749)	(103 573) (1,656)
Social security costs	(14 010)	(28,919)
Share-based payments	(8 728)	(114,285)
Pension costs—defined contribution plans	(6 793)	(20,730)
Total employee benefits	(76,191)	(267,508)

Salaries, other benefits and social security contributions – Board members, Chief Executive Officer and other Senior Executives
For the year ending December 31 (in thousands of SEK)	2023	2022
Salaries and other remuneration (of which bonus)(1)	(40 355) (725)	(30 180) (1 443)
Social security costs	(15,319)	(11,322)
Share-based payments(2)	2,546	(94,149)
Pension costs—defined contribution plans	(2,214)	(3,707)
Total renumeration to Board Members, CEO and other senior executives	(55,341)	(139,358)

(1) For the twelve months ended December 31, 2023, severance pay of $2.5 million is included in short-term employee benefits.

(2) Refer to Group Note 9 Share-based compensation for further details.

Salaries, other benefits and social security expenses - Board members, Chief Executive Officer and other Senior Executives
	2023
For the year ending December 31 (in thousands of SEK)	Base salary/renumeration to the Board	Variable remuneration(1)	Other remuneration(2)	Pension costs	Share-based compensation expense(3)		Total
Board member Steven Chu	(848)	—	—	—	(527)	(4)	(1,375)
Board member Frances Rathke	(848)	—	—	—	(527)	(4)	(1,375)
Board member Hannah Jones	(719)	—	—	—	(527)	(4)	(1,246)
Board member Bernard Hours	(617)	—	—	—	(527)	(4)	(1,144)
Board member Mattias Klintemar(5)	(951)	—	—	—	—		(951)
Board member Martin Brok	(420)	—	—	—	(372)	(6)	(792)
Chairman of the Board Eric Melloul	(719)	—	—	—	—		(719)
Board member Yawen Wu	(719)	—	—	—	—		(719)
Board member Ann Kim Chung	(719)	—	—	—	—		(719)
Board member Calvin Tuen-Muk Lai Shu	(677)	—	—	—	—		(677)
Board member Eric Xin Wang	(360)	—	—	—	—		(360)
Board member Tim Zhang(7)	(291)	—	—	—	—		(291)
CEO/Board member Toni Petersson	(3,426)	—	(13,127)	(1,599)	(10,905)	(8)	(29,057)
Other senior executives (4 persons)	(7,351)	(725)	(7,824)	(615)	(10,017)		(26,532)
Employee representatives
Lillis Härd	(14)	—	—	—	—		(14)
Total remuneration to board members, CEO and other senior executives	(18,679)	(725)	(20,951)	(2,214)	(23,402)		(65,971)

Current CEO employed by another company within the Group and receives salary from this company.

(1) Variable remuneration relates to bonus compensation.

(2) Other remuneration is comprised of car benefit, holiday allowance and health insurance. For Mr. Petersson, other remuneration includes severance pay of $943,874.

(3) Amounts represent the expense recognized, in accordance with IFRS 2, in our consolidated statement of operations, based on the grant date fair value, rather than the amounts paid to or realized by the named individual.

(4) Represents RSUs granted in 2022 and 2023.

(5) Mr. Klintemar resigned from the Board of Directors, effective December 31, 2023.

(6) Represents RSUs granted in 2023.

(7) Mr. Zhang resigned from the Board of Directors, effective June 2, 2023.

(8) Represents stock options granted in 2021 and 2022. The amount of $1,061,164 represents the expense recognized during 2023 for the stock options that vested in May 2023. Does not include income to the Company of $2,524,854 recorded in our consolidated statement of operations as a result of unvested, stock options that were forfeited upon Mr. Petersson’s departure as our CEO, effective June 1, 2023, and transitioned to the role of board member.

Salaries, other benefits and social security contributions – Board members, Chief Executive Officer and other Senior Executives cont.
	2022
For the year ending December 31 (in thousands of SEK)	Base salary/renumeration to the Board	Variable compensation	Other remuneration	Pension cost	Share-based compensation expense	Total
Chairman of the Board Eric Melloul	(726)	—	—	—	—	(726)
Board Member Bernard Hours	(623)	—	—	—	(799)	(150)
Board Member Frances Rathke	(856)	—	—	—	(799)	(1,655)
Board Member Steven Chu	(856)	—	—	—	(799)	(1,655)
Board Member Hannah Jones	(726)	—	—	—	(799)	(134)
Board Member Mattias Klintemar	(960)	—	—	—	—	(960)
Board Member Ann Chung	(726)	—	—	—	—	(726)
Board Member Yawen Wu	(726)	—	—	—	—	(726)
Board Member Tim Zhang	(726)	—	—	—	—	(726)
Board Member Tomakin Lai	(519)	—	—	—	—	(519)
Board Member Calvin Tuen-Muk Lai Shu	(104)	—	—	—	—	(104)
CEO Toni Petersson	(7,800)	(775)	(1,254)	(2,583)	(58,750)	(71,162)
Other senior executives (3 persons)	(11,380)	(669)	(754)	(1,124)	(32,203)	(46,130)
Total renumeration to Board Members, CEO and other senior executives	(26,728)	(1,443)	(2,008)	(3,707)	(94,149)	(125,373)

For disclosures concerning the notice period for senior executives, refer to Group Note 8 Employee and personnel costs.

Average number of employees by geographic division	2023			2022
For the year ending December 31	Total	Men	Women	Total	Men	Women
Sweden	5	4	1	78	46	32
Total	5	4	1	78	46	32

Gender distribution in management	2023			2022
For the year ending December 31	Total	Men	Women	Total	Men	Women
Board members	12	8	4	12	8	4
CEO and other Senior Executives	5	5	—	4	4	—
Total	17	13	4	16	12	4

Share-based remuneration

LTI 2021

The Extraordinary General Meeting of the Company held on May 6, 2021 (the “EGM”) adopted a long-term incentive program for the Company’s board members, management and employees, including qualified consultants who work full time for the Group and over a longer period, called LTI 2021. For more information on the terms of the program, see Group Note 9 Share-based compensation.
Warrants 2016 - 2020

The Parent Company granted warrants to employees and to a company controlled by related parties (see Group Note 31 Related party disclosures) during the years 2016– 2020. The outstanding warrants as of January 1, 2021 have either been exercised or forfeited during the year.

In 2023, 2022 and 2021 respectively, the Parent Company accounted for the estimated and reported value of equity-settled programs issued to employees in other companies in the Group as a capital injection to subsidiaries. The value of shares in subsidiaries increases with the corresponding amount recorded as an increase in equity of the Parent Company. Shareholder contributions regarding share-based payments amounted in total TSEK 600,381 at the end of the financial year 2023. The amount for the end of the financial year 2022 was TSEK 386,140 and accumulated TSEK 131,110 for the end of the financial year 2021.

Share-based payment expenses accounted for in the Parent Company’s income statement amounted to TSEK 8,728 in 2023 and TSEK 114,285 in 2022.

44.
Other operating expenses

For the year ending December 31 (in thousands of SEK)	2023	2022
Legal settlement	(95,817)	—
Exchange losses	(741)	(4,024)
Total	(96,558)	(4,024)

See Note 56 Provisions for more information regarding legal settlement costs.

45.
Appropriations

For the year ending December 31 (in thousands of SEK)	2023	2022
Group contribution to Oatly AB	81,000	1,713,579
Group contribution to Oatly Sweden Operations & Supply AB	—	146,444
Total	81,000	1,860,023

46.
Participation in Group companies

For the year ending December 31 (in thousands of SEK)	2023	2022
Opening balance	8,936,467	4,956,771
Additions
Shareholders’ contributions	4,931,885	3,979,696
Impairment	(8,882,000)
Carrying amount	4,986,351	8,936,467

During the year, impairment have occurred of shares in subsidiary CEBA AB. For compilation of holdings regarding shares in subsidiary companies, please refer to Group Note 14 Investments in subsidiaries.

47.
Non-current receivables from Group companies

For the year ending December 31 (in thousands of SEK)	2023	2022
Opening balance	8,277,759	9,847,706
Change in receivables	(1,727,759)	(3,849,528)
Interest	—	450,870
Currency adjustments	—	1,828,711
Closing balance	6,550,000	8,277,759

48.
Current receivables

For the year ending December 31 (in thousands of SEK)	2023	2022
Loans to employees	—	28
VAT receivables	2,463	—
Tax account	1,764	—
Other receivables	663	10,050
Closing balance	4,890	10,078

For more information on loans to employees, see Group Note 31 Related party disclosures. Other receivables at the end of December 31, 2022 mainly consisted of the receivable from J.P. Morgan Chase Bank N.A. for future repayment of certain administration fees to Oatly with regulation on an annual basis. No outstanding amounts remained for settlement at the end of December 31, 2023.

49.
Prepaid expenses and accrued income

For the year ending December 31 (in thousands of SEK)	2023	2022
Prepaid insurance premiums	5,662	89,655
Other prepaid expenses	563	20,571
Total	6,225	110,227

50.
Cash and bank balances

For the year ending December 31 (in thousands of SEK)	2023	2022
Bank deposits	7,895	46,490
Total	7,895	46,490

51.
Leases

Commitments related to leases

The Parent Company rents vehicles under non-cancellable operating leases. The lease terms vary between one and three years, and most leases can be extended at the end of the lease term for a fee that is in accordance with a market-based fee.

Lease expenses totaling TSEK 405 (2022: 475) were included in profit or loss for the 2023 financial year.

Future total minimum lease payments for non-cancellable leases are as follows:

For the year ending December 31 (in thousands of SEK)	2023	2022
Due for payment within 1 year	—	135
Due for payment between 1 and 5 years	—	—
Due for payment in more than 5 years	—	—
Total	—	135

52.
Changes in liabilities attributable to financing activities

For the year ending December 31 (in thousands of SEK)	Convertible Notes
Opening balance, January 1, 2022	—
Cash flows	—
Non-cash items:	—
Accrued interest	—
Currency adjustments	—
Change in value	—
Closing balance, December 31, 2022	—
Cash flows	3,376,240
Non-cash items:
Accrued interest	234,291
Currency adjustments	—
Change in fair value recognized in the profit and loss	(381,704)
Closing balance, December 31, 2023	3,228,827

53.
Other non-current liabilities

For the year ending December 31 (in thousands of SEK)	2023	2022
Employee withholding taxes	1,119	3,642
Value added tax	—	1,645
Social security expenses, LTIP	3,346	3,077
Other	1,486	—
Total	5,951	8,364

54.
Accrued expenses and deferred income

For the year ending December 31 (in thousands of SEK)	2023	2022
Accrued holiday pay	4,245	12,401
Accrued personnel costs	5,306	19,543
Other accrued expenses	40,289	38,805
Total	49,840	70,749

55.
Share capital

The Company’s share capital as of December 31, 2023 was divided into 595,309,165 (2022: 592,427,001) ordinary shares with a par value of SEK 0.0015 (0.0015) per share. All shares entitle to one vote each. See Group Note 25 Equity for information on the Parent Company’s share capital.

56.
Provisions

	Restructuring	Legal settlement	Total
Opening balance, January 1, 2023	—	—	—
Reported in the income statement:
- Additional provision	11,473	92,315	103,788
Reclassifications	657	—	657
Closing balance, December 31, 2023	12,130	92,315	104,445

Provision for legal settlement relates to a settlement of a US securities class action. The amount has been reported among other operating expenses in the parent company's income statement during 2023.

57.
Financial instruments per category

For the year ending December 31 (in thousands of SEK)	2023	2022	2023	2022
	Fair value changes recognized in the profit and loss		Amortized cost
Assets in the Parent Company's statement of financial position
Receivables from group companies (long-term)	—	—	6,550,000	8,277,759
Receivables from group companies (short-term)	—	—	22,974	460
Other receivables	—	—	4,890	10,078
Cash and cash equivalents	—	—	7,895	46,490
Total	—	—	6,585,759	8,334,787

For the year ending December 31 (in thousands of SEK)	2023	2022	2023	2022
	Fair value changes recognized in the profit and loss - identified		Amortized cost
Liabilities in the Parent Company's statement of financial position
Liabilities to group companies (long-term)	—	—	—	1,698,611
Liabilities to group companies (short-term)	—	—	1,583,129	141,619
Convertible Notes	3,228,827	—	—	—
Accounts payable	—	—	15,419	37,238
Accrued expenses and prepaid income	—	—	40,289	38,805
Total	3,228,827	—	1,638,837	1,916,273

Changes in fair value reported in the Parent Company's income statement for 2023 had a net positive effect of SEK 147,4 million (- SEK million in 2022). The effect is entirely related to the Convertible Notes. The changes in fair value are presented within the financial net in the Parent Company's income statement.

The Convertible Notes that are reported at fair value are classified and included in level 3 of the fair value hierarchy. There have been no transfers between the levels during 2023. See the Group's Note 19 Financial instruments per category for further description of levels in the fair value hierarchy and determined fair value for financial instruments that are reported at fair value, which includes the Parent Company's Convertible Notes. See Note 58 Convertible Notes for additional information regarding the reported value of the Parent Company's Convertible Notes and significant input data and assumptions that have been used in the valuation model for determining the fair value of the Convertible Notes as of December 31, 2023.

58.
Convertible Notes

The Parent Company has convertible debentures that are classified in their entirety as liabilities. The instruments contain an embedded derivative in the form of a conversion option. As the entire instrument has been identified for recognition at fair value through the income statement at acquisition, the embedded option is not separately accounted for. Below is information about the reported value of the Parent Company's convertible debentures.

Convertible Notes
At January 1, 2023	—
Issue of Convertible Notes	3,376,240
Fair value changes (including interest expenses) recognized in the profit and loss(1)	(147 413)
At December 31, 2023	3,228,827

(1) Share of the change in value due to expected credit risk amounts to SEK -771,4 million

December 31, 2023
Carrying amount	3,228,827
Includes: Cumulative fair value changes on Convertible Notes attributable to changes in credit risk, recognized in the profit and loss	771,396
Amount the Company is contractually obligated to pay to holders of the Convertible Notes at maturity	5,457,483
Difference between carrying amount and the amount the Company is contractually obligated to pay to holders of Convertible Notes at maturity	(2 228 656)

Fair value changes are attributable to market risk and own credit risk. In the Group, fair value changes attributable to market risk are reported in the Group's income statement and effects attributable to own credit risk in other comprehensive income. In the Parent Company, fair value changes attributable to market risk and own credit risk are reported in the income statement in their entirety. Total net effect of changes in fair value for 2023 has totaled SEK 147,4 million. This includes an accumulated negative effect of SEK 771 million arising from changes in credit risk.

The table below shows the essential input data and assumptions that have been used in the valuation model for determining the fair value of the Convertible Notes as of December 31, 2023. The Convertible Notes are issued in USD, of which the values below are expressed in USD. See the Group's Note 28 Convertible Notes for further information on the issued Convertible Notes and underlying valuation.

December 31, 2023
Conversion price ($)	1.36-2.52 USD
Share price at valuation date ($)	1.18 USD
Expected price volatility of the Company share (%)	65.00
Risk-free interest rate (%)	3.90
Market interest rate (%)	21.50

The table below shows the impact of how the reported value of the Convertible Notes would change based on significant input data and the assumptions that have been used to determine the fair value of the Convertible Notes as of December 31, 2023.

	December 31, 2023 (USD)	December 31, 2023 (recalculated TSEK)
Share price decrease 30%	284,266	2,836,975
Share price increase 30%	357,969	3,572,534
Volatility decrease 10%	313,437	3,128,097
Volatility increase 10%	333,614	3,329,465
Risk-free interest rate decrease 1%	321,889	3,212,451
Risk-free interest rate increase 1%	325,089	3,244,385
Market interest rate decrease 1%	332,199	3,315,345
Market interest rate increase 1%	315,256	3,146,252

59.
Pledged assets and contingent liabilities

Pledged assets

The Parent Company has provided collateral in the form of shares in subsidiaries and certain structural loan receivables with Group companies in order to fulfill the requirements for collateral for liabilities to credit institutions in underlying Group companies

For the year ending December 31 (in thousands of SEK)	2023	2022
Liabilities to credit institutions
Shares in subsidiaries	4,986,351	—
Assets in the form of structural loan receivables from group companies	6,550,000	—
Total	11,536,351	—

Contingent liabilities
The Parent Company reports contingent obligations in the form of surety bonds regarding issued bank guarantees for debts to credit institutions as well as leasing commitments that exist in underlying group entities.

For the year ending December 31 (in thousands of SEK)	2023	2022
Guarantees - liabilities to credit institutions	44,826	45,243
Guarantees - leasing commitments	7	19,629
Total	44,833	64,872

60.
Related party disclosures

For related-party transactions and information on loans issued to related parties, see Group Note 31 Related party disclosures.

61.
Events after the end of the reporting period

For significant events after the financial year, see Group Note 36 Events after the end of the reporting period.

62.
Proposed appropriation of profits

The Board of Directors proposes that profits available for disposal (SEK)
Share premium reserve	13,126,053,252
Retained earnings	2,520,923,127
Profit of the year	(9,057,145,414)
6,589,830,966

be appropriated as follows to be carried forward	6,589,830,966

The Board of Directors and CEO affirm that the consolidated accounts have been prepared in accordance with International Financial Reporting Standards (IFRS), as adopted by the EU, and provide a true and fair view of the Group’s profit and financial position. The Annual Report has been prepared in accordance with generally accepted accounting policies and provides a true and fair view of the Parent Company’s profit and financial position.

The administration report for the Group and the Parent Company provides a fair review of the development of the Group’s and Parent Company’s operations, profit and financial position and describes material risks and uncertainty factors faced by the Parent Company and the companies included in the Group.

The Consolidated Income Statement and Consolidated Balance Sheet and the Parent Company Income Statement and Parent Company Balance Sheet will be subject to adoption at the AGM on May 15, 2024.

Malmö April 19, 2024

__________________	__________________	__________________
Eric Melloul	Martin Brok	Frances Rathke
Chairman of the Board

__________________	__________________	__________________
Steven Chu	Yawen Wu	Lai Shu Tuen-Muk

__________________	__________________	__________________
Bernard Hours	Lillis Härd	Ann Chung

__________________	__________________	__________________
Hannah Jones	Xin Wang	Toni Petersson

__________________
Jean-Christophe Flatin
CEO

Audit report submitted 2024-04-22 Ernst & Young AB Erik Sandström Authorized Public Accountant